MATERIAL CHANGE REPORT

03032365

UNDER SECTION 118(1) *SECURITIES ACT*
UNDER SECTION 81(2) *SECURITIES ACT* (N
UNDER SECTION 75(2) *SECURITIES ACT*
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

September 22, 2003

Item 3 – News Release

A press release providing a litigation update relating to proceedings in Ontario with Canadian Royalties Inc. was issued on September 22, 2003 through Infolink Communications.

Item 4 – Summary of Material Change

As stated in the Press Release, affidavits have been exchanged relating to two pending motions.

Item 5 – Full Description of Material Change

Refer to the information provided in the attached affidavits.

Schedule A – Affidavit of Bruce Durham dated August 5, 2003
Schedule B – Affidavit of Lorne Albaum dated July 18, 2003
Schedule C – Affidavit of Glen Erikson dated July 18, 2003
Schedule D – Affidavit of Glen Erikson dated September 18, 2003
Schedule E – Supplementary Affidavit of Glen Erikson dated September 18, 2003.

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the *Securities Act* (Québec)

Not applicable

dlw 9/30

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 22nd day of September, 2003.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

UNGAVA MINERALS CORP. September 22, 2003
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

LITIGATION UPDATE

Ungava Minerals Corp. (the "Company") filed a Material Change Report dated April 3, 2003 to which was appended the Claim brought in the Superior Court of Justice (Ontario) (the "Court") by Canadian Royalties Inc. (TSX-V symbol:CZZ) and the Statement of Defence and Counterclaim filed in response by the Company.

Since that time, CZZ has brought a motion before the Court to the effect that because of the homologated 2002 Arbitration Award (see Company Press Release dated October 31, 2002), it ought not to be obliged to respond to the Company's Counterclaim.

In connection with that motion, both CZZ and the Company have filed affidavits and have conducted cross-examinations on affidavit material relating to the hearing of that Motion scheduled for October 7, 2003. Attached to the Material Change Report to be filed in connection with this press release will be copies of the text of the Affidavit of Bruce Durham filed on behalf of CZZ and those of Lorne Albaum and Glen Erikson filed on behalf of the Company in that Motion. All exhibits to all affidavits will be omitted from the attachments, as some of these are extremely voluminous; however, these materials may be available for inspection during normal business hours at the Company's office at 366 Bay Street, Suite 800, Toronto, Ontario.

Subsequent to the cross-examinations, new evidence of great significance has come to the Company's attention. Since permission of the Court to file a further affidavit in the Motion in these circumstances is required, the Company has brought a Motion for an order to permit the filing of the Supplementary Affidavit of Glen Erikson regarding that new evidence and an Affidavit of Glen Erikson has been sworn in support of that second Motion. These two affidavits will also be attached to the Material Change Report to be filed.

The second motion is scheduled to be heard on October 1, 2003.

The Company's disclosures documents are available at www.sedar.com at the following link:
http://www.sedar.com/command_servlet?cmd=DisplayCompanyDocuments&issuerNo=00003850&lang=EN.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

SCHEDULE "A"

Court File No. 03-CV-244125CM2

ONTARIO
SUPERIOR COURT OF JUSTICE

BETWEEN:

CANADIAN ROYALTIES INC.

Plaintiff

- and -

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.

Defendants

AND BETWEEN:

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.

Plaintiff by Counterclaim

- and -

GLEN MULLAN, BRUCE DURHAM, THOMAS OBRADOVICH,
JENNIER BOYLE, GLEN SCHLYTER, JAMES MUNGALL,
ROBERT WARES, CYGNUS CONSULTING INC.,
UNIVERSITY OF TORONTO and CANADIAN ROYALTIES INC.

Defendants to the Counterclaim

AFFIDAVIT OF BRUCE DURHAM

I, BRUCE DURHAM ("Durham"), of the City of Timmins, Province of Ontario, MAKE OATH AND SAY:

1. I am a Director, former Vice-President and recently President of the Defendant by Counterclaim, Canadian Royalties Inc. ("CRI"). I am also a Defendant by Counterclaim. As such, I have knowledge of the matters to which I hereinafter depose.

2. Defined terms in this affidavit follow those contained in my Affidavit sworn June 16, 2003.

3. I have reviewed the Affidavit of Glen Erikson sworn July 18, 2003, the Affidavit of Lorne Albaum sworn on July 18, 2003 and the Affidavit of George Pollack sworn July 18, 2003. I take issue with a number of statements contained in their Affidavits. However, I will limit my comments to those relevant to the upcoming motion.

a) Evidence Regarding the September 200 Sampling by Glenn Mullan

4. In paragraphs 78 – 100, Mr. Erikson attempts to give evidence about evidence given by both myself and Glenn Mullan in the course of the First Arbitration.

5. As a preliminary matter, according to our arbitration protocol (which is at Exhibit Q of my Affidavit sworn June 16, 2003), any party could require stenography at the First Arbitration. Ungava did not seek to do so, and instead is now putting in "evidence" based on Mr. Erikson's recollection of the evidence given by certain witnesses.

6. My recollection of the evidence given at the First Arbitration is different from Mr. Erikson's. Mr. Mullan testified that in September 2000 he took grab samples from the Phoenix Prospect, in an area North of the boundary of the Ungava Property.

7. There was no evidence at the First Arbitration that Mr. Mullan took the grab samples in question from the Ungava Property. There was ample support for the Honourable Claude Bisson's finding at page 13 of his Arbitration Award (Exhibit R to my Affidavit of June 16, 2003) that, "there is no evidence that prior to the summer of 2001, anyone related to CRI trespassed on the *Ungava* Property".

b) Ungava's Unauthorized Visit to the Phoenix and Ungava Properties on July 8, 2003

8. I am advised by Todd Keast, a representative of CRI who was then working on the Ungava Property, and verily believe that on July 8, 2003, Mr. Albaum, John Charlton and a helicopter pilot landed on the Phoenix Property (owned by CRI). The helicopter subsequently moved and landed on the Ungava Property. On that day, Mr. Albaum, the President of Ungava, and Mr. Charlton, a geologist retained by Ungava, conducted mining work on the land, within the meaning of the Agreement.

9. I spoke to Mr. Albaum and Mr. Charlton by satellite telephone while they were there.

10. I advised them that they were trespassing both on the Phoenix Property and then on the Ungava Property. Pursuant to the terms of the Option/Joint-Venture Agreement executed by

CRI and Ungava on January 12, 2001 ("Agreement"), Ungava is not allowed to send any representatives on the Ungava Property with the prior written consent of CRI.

11. CRI had not given Ungava permission to enter onto either the Ungava Property or the Phoenix Property.

12. In May 2003, Ungava had approached CRI to ask for permission to access the Ungava Property. Given the ongoing litigation between our companies, CRI agreed to provide access provided that a number of conditions were met (some of which were stipulated in the Agreement). There were no discussions whatsoever with Ungava about a July 8, 2003 property visit, and in fact any attempts by CRI to try to accommodate a property visit by Ungava were deflected by Ungava.

13. In fact, I am advised by Jennifer Boyle and verily believe that she asked Mr. Albaum on a number of occasions whether Ungava had any plans to go to the Ungava Property, and Mr. Albaum repeatedly advised her that it did not.

14. I recall participating in a phone conversation with Ms. Boyle and Mr. Albaum on or about June 25, 2003 at which time both Ms. Boyle and I made direct inquiries of Mr. Albaum about whether Ungava planned a trip to the Ungava Property. Mr. Albaum unequivocally advised that he had not given any thought to the conditions requested by CRI for a site visit, as they were not planning a visit at that time since he was trying to "clean things off his desk" so that he could leave for a two week vacation beginning Friday, June 27, 2003.

15. As set out above, when his helicopter first landed on July 8, 2003, it landed on the Phoenix Property. The Arbitration Award (which was subject to Homologation Order in late 2002), upheld CRI's right to the claims and permit comprising the Phoenix Property. In willful defiance of the Award, Mr. Albaum maintained that the property he landed on belonged to Ungava.

16. Further, according to his affidavit, he states that he landed near the TK1 site. However, he advised me in our telephone conversation of July 8, 2003 that they did not know where they landed and that they did not take GPS co-ordinates. I am advised by Mr. Keast and verily believe that they did not land near TK1. Rather they landed near a recently drilled hole.

c) Second Arbitration

17. CRI has filed its preliminary Statement of Claim for the Second Arbitration, a copy of which is attached hereto and marked Exhibit "A" to this affidavit.

BEFORE ME at	)
City of Timmins, in the	)
Province of Ontario	)
this 05 day of August, 2003	)

____
Commissioner for Taking Affidavits (*or as may be*)

signed "Bruce Durham"
BRUCE DURHAM

SCHEDULE "B"

Court File No: 03-CV-244125CM2

ONTARIO
SUPERIOR COURT OF JUSTICE

B E T W E E N:

CANADIAN ROYALTIES INC.,

Plaintiff

- and -

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Defendants

AND BETWEEN:

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Plaintiffs by counterclaim

- and -

GLEN MULLAN, BRUCE DURHAM, THOMAS O'BRADOVICH,
JENNIFER BOYLE, GLEN SCHLYTER, JAMES MUNGALL,
ROBERT WARES, CYGNUS CONSULTING INC.,
UNIVERSITY OF TORONTO and CANADIAN ROYALTIES INC.,

Defendants by counterclaim

AFFIDAVIT OF LORNE ALBAUM

I, LORNE ALBAUM of the City of Toronto, in the Province of Ontario, **MAKE OATH AND SAY AS FOLLOWS:**

1. I am the President and Director of Ungava Minerals Corp. ("Ungava") and as such have knowledge of the matters hereinafter deposed.

2. I am also a barrister and solicitor carrying on the practice of law in the City of Toronto, in the Province of Ontario.

3. This affidavit is filed in response to a motion brought by the plaintiff, Canadian Royalties Inc. ("CRI") to stay this action. On July 8, 2003, I accompanied Mr. John D. Charlton ("Charlton"), a geologist to the Property ("UMC Property") being former exploration Permit 970 and comprised claims in the Ungava region, which is the subject of this litigation. Mr. Charlton had been engaged by Ungava to independently verify certain locations whose co-ordinates are set forth in certain engineering reports prepared by or for CRI. The locations to be verified by new GPS measurements were diamond drill holes TK01-1 and TK01-2 drilled by CRI in 2001. This affidavit provides the Report produced by Mr. Charlton after the visit to the UMC Property and sets forth certain events that occurred during that trip which demonstrate the willingness of CRI to hinder the determination of facts as to where Mullan made his September 2000 Discovery, that is where the Mullan Trespass occurred. The Mullan Trespass is defined in the statement of defence and counterclaim and in the affidavit of Glen Erikson sworn on July 18, 2003 ("Erikson Affidavit") and filed on behalf of Ungava in response to this motion.

4. On July 8, 2003, Charlton and I, together with a Heli-Max pilot, David Wilson, travelled to the UMC Property for those purposes as set out in the Charlton Report which is

attached as **Exhibit "A"** to this affidavit. Due to winter weather conditions in the area, it was not possible to travel to the UMC Property and carry out a detailed inspection during the winter of 2002-2003 and spring of 2003. This trip, therefore, was the earliest opportunity that Ungava had to send a party to the UMC Property to determine, by expert, whether the Mullan Trespass had occurred on the UMC Property as it was constituted prior to June 2001, an expert determination that Ungava had requested by motion during the 2002 Arbitration proceeding between Ungava and CRI, but which the Arbitrator had refused.

5. Our initial destination on the UMC Property was the place at which the September 2000 sampling by Mullan had taken place. That site is referred to as the Mullan Trespass site in the statement of defence and counterclaim and in the Erikson affidavit. I understand, based upon the evidence of Bruce Durham given at the Arbitration that the Mullan Trespass site is co-incident with the location of drill hole TK01_1 drilled by CRI in 2001. Our helicopter GPS system could not calculate using UTM positioning. I observed Charlton convert to co-ordinates in degrees and minutes the position of the TK01-1 drill hole. His conversion was based on the UTM co-ordinates of drill hole TK01-1 found in the drill log for the said hole in the Plante Report of February 2002. The co-ordinates were programmed into the helicopter's GPS system and using same we flew to a circular area of disturbed surface on a rise in the terrain. We could not land on that small area, perhaps five feet in diameter area, because it was boulder strewn. We landed a very short distance from that location and walked to the disturbed area where Charlton and I looked for an indication that TK01-1 had been drilled there. There was no drill pipe protruding

from the surface nor any other markings to indicate prior drilling.

6. Charlton then took out two GPS machines, tested same and advised me and I do verily believe that they were functioning properly. He further advised me and I do verily believe that based upon the readings of the GPS machines, we were at the co-ordinates of the TK01-1 drill hole indicated in the drill log for same in the said Plante Report. It was very obvious that the surface was disturbed and rocks had been moved. The appearance of this little area of about 5 feet in diameter was noticeably different from that of the surrounding terrain.

7. From that location, Charlton and I both readily saw indications of a cluster of what I was advised by Charlton and do verily believe, were drill collars for drill holes and we walked in an easterly direction to that area. Once there, we saw a wooden stake about three feet tall sticking out of the surface. On the stake were four tabs marked TK01-2, TK01-3, TK01-4 and TK01-5.

8. Charlton commenced to take the GPS readings when a representative of CRI, Todd Keast, approached us carrying a video camera and advised us that we were being recorded and that we were trespassing on CRI property. He asked who we were and we advised him. I stated that in my opinion, the area where we were was UMC Property that belonged to Ungava and as President of the Company, I could say we were not trespassing. He replied that we were trespassing and that we had to relocate to the Ungava property approximately 200 metres south which was demarcated by pickets. He

also inquired if we planned to do any sampling or take away any rocks from the area where we were and we replied: “No”.

9. I advised Mr. Keast who by then had introduced himself that I was on the UMC Property with Charlton our geologist, because as President of Ungava, I wanted to visit the Property and get an understanding of the facts that were at issue between Ungava and CRI. He ordered us to cease doing any work and to retreat south, all the time with the video camera running. He asked if Charlton had taken some readings and Charlton advised him that he had. We were told by Mr. Keast that he was under instructions that we were to be escorted from the property where we were. We then began to walk south. We noticed at that time that three (3) miners were approaching. They had walked over from the nearby site of active drilling. As we retreated, they took up a position on the disturbed area which we had seen from the air to which we first moved after landing our helicopter.

10. Once south of the picket line, I asked Charlton if he could point out the “monument” which appears on maps which accompany the Plante Report. I also asked Mr. Keast if he knew where TK01-1 was and he said that he could not assist me. I then asked Mr. Keast if he knew where the monument near the TK01-1 drill site was and he said he did not. I asked him if it had been removed and he responded that it would be against the law to do so. Charlton pointed out a monument to me. It is in the form of a statue of an Inuit and I walked towards it. (a rock piled statue)

11. As I walked north towards the Inuit statue and crossed the picket lines, the three miners started to approach me. When I got to the monument, I asked Mr. Keast if this was the monument I had asked about. He would not confirm anything. I then asked Mr. Keast if this monument was approximately 106 metres from the TK01-1 hole and he did not respond. I looked up and assessed the distance from the monument to the disturbed area where we had first gone after landing our helicopter and where the three miners had taken up a position and I estimated the distance to be approximately 100 metres.

12. Later, when our helicopter took off and headed west to the site of the Expo Ungava Deposit, CRI sent a helicopter to trail us, presumably to ensure that we did not return to the area with the disturbed surface which we had first visited.

13. From my observations as described above, upon reading the Plante Report and reviewing the maps accompanying same and upon reading Charlton's Report, annexed hereto and the maps accompanying same, I verily believe:

(a) that an effort had been made to conceal the location of diamond drill hole TK01–1;

(b) that CRI was hostile to our attempt to obtain information concerning the location of TK01-1 drill hole, the place where it is alleged in the statement of defence and counterclaim that Glen Mullan "trespassed" in September 2000 and made a discovery which was subsequently concealed from Ungava;

(c) that the TK01-1 and TK01-2 drill sites are well within the original boundaries of the UMC Property when it was known as Permit 970, and

(d) that the discovery of Platinium Group Metals and copper mineralization discovered by Mullan in September 2000, was made by sampling the UMC Property as a result of a trespass.

SWORN BEFORE ME at the City of Toronto, in the Province of Ontario, this 18th day of July, 2003.	))))	
	))	signed "Lorne Albaum" **LORNE ALBAUM**
A Commissioner, Etc.	))	

SCHEDULE "C"

Court File No: 03-CV-244125CM2

ONTARIO
SUPERIOR COURT OF JUSTICE

B E T W E E N:

CANADIAN ROYALTIES INC.,

Plaintiff

- and -

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Defendants

AND BETWEEN:

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Plaintiffs by counterclaim

- and -

GLEN MULLAN, BRUCE DURHAM, THOMAS O'BRADOVICH, JENNIFER BOYLE, GLEN SCHLYTER, JAMES MUNGALL, ROBERT WARES, CYGNUS CONSULTING INC., UNIVERSITY OF TORONTO and CANADIAN ROYALTIES INC.,

Defendants by counterclaim

AFFIDAVIT OF GLEN ERIKSON

I, GLEN ERIKSON, of the Turks and Caicos Islands, **MAKE OATH AND SAY AS FOLLOWS:**

1. I was a the Director of the defendant and plaintiff by counterclaim, Ungava Mineral Exploration Inc. ("UMEI") and a Director of the defendant and plaintiff by counterclaim,

Ungava Minerals Corp. ("UMC") at all material times and as such have knowledge of the matters hereinafter deposed. I currently am a consultant to UMC. I reside in the Turks and Caicos Islands.

PARTIES

Defendants

Ungava Minerals Corp.

2. The defendant, UMC, is a company continued under the law of Canada having its head office in Toronto, Ontario.

Ungava Mineral Exploration Inc.

3. The defendant, UMEI is a company incorporated under the law of Quebec and is a wholly owned subsidiary of the defendant, UMC, having its head office in Toronto, Ontario. (The defendants, UMC and UMEI are hereinafter sometimes collectively referred to as "UMC").

Plaintiff and Defendants by Counterclaim

Canadian Royalties Inc.

4. The plaintiff and defendant by counterclaim, Canadian Royalties Inc. ("CRI") is a company incorporated under the law of the Province of Alberta and recently continued as

a federal company having its head office at Val D'Or, Quebec. CRI's offices were previously located in Alberta.

Glen Mullan, Jennifer Boyle, Bruce Durham, Thomas O'Bradovich and Glen Schlyter

5. The defendant by counterclaim, Glen Mullan ("Mullan") is Chief Executive Officer (as stated by Bruce Durham in his affidavit) and a Director of CRI. He was formerly President of CRI. He is a prospector and resides in the Province of Quebec.

6. The defendant by counterclaim, Jennifer Boyle ("Boyle") is a Barrister and Solicitor called to the Bar in the Province of Alberta and is a Vice-President and a Director of CRI. She previously resided in the Province of Alberta and now resides in the Province of Quebec.

7. The defendant by counterclaim, Bruce Durham ("Durham") is a professional engineer. He was formerly a Vice-President of CRI and recently became President of CRI. He is also a Director of CRI and resides in the Province of Ontario.

8. The defendant by counterclaim, Thomas O'Bradovich ("O'Bradovich") is a prospector and is a Vice-President of CRI. He is a Director of CRI and resides in the Province of Ontario.

9. The defendant by counterclaim, Glen Schlyter ("Schlyter") is a Director of CRI and resides in the Province of Quebec.

James Mungall and University of Toronto

10. The defendant by counterclaim, The University of Toronto is incorporated under the law of the Province of Ontario. The defendant by counterclaim, James Mungall is a professor of geology employed by the University of Toronto in its Department of Geology. Mungall resides in the Province of Ontario. (These two defendants are sometimes collectively referred to hereinafter as "Mungall").

Robert Wares and Cygnus Consulting Inc.

11. The defendant by counterclaim, Robert Wares is a professional engineer and resides in the Province of Quebec. He owns or controls the defendant by counterclaim, Cygnus Consulting Inc. The defendant by counterclaim, Cygnus Consulting Inc. is a company incorporated under the law of the Province of Quebec having its head office in Montreal in the Province of Quebec. In or about 1997, Wares was retained by High North Resources Inc., which had been granted an option by UMC to earn an interest in the UMC Property (as defined below), to carry out an exploration program on the UMC Property and in November 1997, he prepared a Report on the results of the 1997 exploration program and submitted it to High North Resources Inc. and UMC. He also, in 1997, prepared a new Resource Evaluation of the Expo Ungava Deposit (the "EU

Deposit) located on the UMC Property. Mungall had worked on the UMC Property in 1997 as an employee of Wares carrying out geological mapping and collecting samples.

PROPERTY

12. At all material times prior to January 12, 2001, UMC held all of the rights and interest in an exploration permit designated as permit number 970 in the Ungava Trough Region of Northern Quebec issued by the Province of Quebec and certain comprised mineral claims (the "UMC Property"), subject to two 1% net smelter returns royalties registered against title to the UMC Property.

13. The UMC Property covers an area of approximately 173 square kilometres and is approximately 40 kilometres long from west to east and 4 kilometres wide from north to south, located in the northern part of the Ungava Peninsula, Nunavik Territory, in the Province of Quebec.

14. The UMC Property is now contiguous to the exploration permit currently owned by CRI known as the Phoenix property, ("Phoenix Property"), designated as permit number 1608. CRI acquired the exploration rights to the bulk of the acreage of the Phoenix Property on or about October 24, 2000 upon application to the Province of Quebec. The Phoenix Property permit, as applied for, was contiguous to the northern boundary of Permit 970.

15. Just prior to UMC, CRI and others entering into the option and joint venture agreement (the "Agreement") dated January 12, 2001, respecting the UMC Property, the Province of Quebec amended the *Mining Act* whereby exploration permits and mineral claims could be replaced by Map Designated Units ("MDUs"), being cells of fixed dimension on a GPS defined grid. It could be determined in advance where MDU boundaries would be situate if permits or claims were to be replaced by MDUs. CRI caused Permit 970 and comprised mineral claims to be replaced by MDUs in 2001.

16. The Phoenix Property abuts the UMC Property along a portion of its northern boundary. A northerly part of the UMC Property close to the Phoenix Property is described in paragraph 28 of the statement of defence and counterclaim as being the site of the "Mullan Trespass" which occurred in September 2000, being near the site where in 2001 a discovery of valuable mineralization was made by diamond drilling carried out by CRI. That latter site is now known as the TK Discovery Site (the TK Discovery made in 2001 is referred to in paragraph 28 of the statement of defence and counterclaim as a "TK Deposit Area"). In this affidavit, reference to the TK Discovery, TK Discovery Area, TK Discovery Site and TK Deposit Area are synonymous and refer to the same diamond drilling and site drilled by CRI in 2001. The Mullan Trespass site, where a discovery was made in September 2000, is about 70 metres west of the TK Discovery site. The Mullan Trespass site was subsequently the place where CRI drilled diamond drill hole TK01_1 in 2001. The TK Discovery was made as a result of CRI diamond drill holes TK01-2, TK01-3, TK01-4, and TK01-5, all drilled as splay holes from a single surface location.

The Knowledge of the defendants by counterclaim of the potential of the Property to host mineralization as of January 2001

17. Up to and including 1997, drilling and testing had sporadically been conducted on the UMC Property to locate the presence of massive sulphide related mineralization. It was expected, due to the then current theory of mineralization regarding the UMC Property, that if valuable metals such as nickel and copper were to be found in significant quantities, it would be in massive sulphide deposits. Buried sulphide deposits had been located on the UMC Property prior to 1997 as a result of drilling and testing. A single assay in 1970 had revealed the presence of low grade platinum group metals ("PGMs") in a sample of concentrate massive to disseminated sulphide mineralization from the UMC Property taken from the Expo Ungava Deposit ("EU Deposit"). The EU Deposit lies under a few square kilometre area near the centre of the UMC Property. In the period 1995 to 1997, UMC commissioned airborne geophysical surveys over the UMC Property and several interpretive reports. All surveying and interpretation suggested that the UMC Property's potential lay in encountering base metals in significant concentration associated with buried massive sulphide mineralization. Other minerals, such as cobalt and PGMs, might be encountered in minor amounts in conjunction with such mineralization. In the interpretive reports and in UMC documents, the UMC Property is sometimes referred to as the "Expo Ungava Property."

18. The UMC Property, is now known to host a second type of mineralization sometimes styled "Kambalda type" mineralization. In the case of the UMC Property this

mineralization comprises copper and PGMs to be found in the very extensive peridotite rock structures on the UMC Property in concentrations which are independent of sulphide content. Such peridotite hosted mineralization can be encountered by sampling the surface of the UMC Property and preliminary recognisance and prospecting for "Kambalda type" mineralization in the peridotite can be carried on cheaply and easily by surface sampling and assaying. Prior to entering into the Agreement with CRI on January 12, 2001, UMC did not know of the "Kambalda type" mineralization potential of the UMC Property, but Mungall had such knowledge, as did CRI and its directors. Wares learned of such mineralization potential of the UMC Property in June 2001 and concealed it from UMC. UMC had commissioned Engineering reports in 1995 through 1997 which recounted that in or about 1970, a single assay for PGM's had been performed on a concentrated sample obtained from diamond drilling at the EU Deposit. That sample had shown the presence of minor values of PGMs in the EU Deposit ore. Apart from that one test, UMC prior to January 12, 2001, was not aware that any other PGM mineralization had been encountered by anyone in a sample collected on the UMC Property. This is true in respect of PGM's in either sulphide hosted mineralization or in "Kambalda type" mineralization hosted by peridotites.

19. As at January 2001, when UMC entered into the Agreement, (see paragraph 25 below) it was the understanding of UMC that the EU Deposit located on the UMC Property was not commercially viable and that the further exploration of the UMC Property would require extensive and expensive diamond drilling to hunt for other buried sulphide bodies

which if encountered, might or might not be mineralized with economically significant metals.

20. It is alleged in the statement of defence and counterclaim (and will be discussed below), that the defendants (or some of them) through wrongful acts as particularized in the statement of defence and counterclaim from time to time, concealed their discoveries that the UMC Property hosted a second type of mineralization of copper and PGMs present in the extensive peridotite rock formations found throughout the UMC Property, and specifically in the areas of the Mullan Trespass, TK Discovery, and the Mesamax. As a result of these discoveries, the UMC Property was secretly known by the defendants to be extremely valuable and this information was known by all the defendants other than Wares prior to the negotiation and execution of the option and joint venture agreement on January 12, 2001.

RETAINING OF MUNGALL IN 1999

21. In 1997, Wares had carried out a program of exploration work on the UMC Property and had a collection of samples from the UMC Property including grab samples and samples from historic drill core from the EU Deposit and elsewhere on the UMC Property assembled and transported to his warehouse in Montreal. In 1998, the High North option of the UMC Property was terminated and the sample collection in Wares' warehouse became the sole property of UMC. In early 1999 James Mungall, who had worked for

Wares on the UMC Property in 1997, contacted UMC and offered to analyse the collection for the joint benefit of UMC and Mungall.

22. It is alleged in the statement of defence and counterclaim (and in an action filed in the Ontario Superior Court of Justice Court as File #02-CV-230552CM2) that:

(a) a contract was entered into between Mungall and UMC in 1999 whereby Mungall would obtain custody of the said sample collection in Wares' warehouse and would carry out studies of such samples and would advise UMC of the results;

(b) prior to January 12, 2001, when the Agreement was entered into, Mungall performed tests on the collection and learned of the "Kambalda type" copper and PGM mineralization potential of the UMC Property. This most important information Mungall did not disclose to UMC, though duty bound to do so.

MULLAN TRESPASS ONTO UMC PROPERTY

23. In September 2000, Mullan and others trespassed on to the UMC Property without the knowledge or permission of UMC and carried out a program of mineral exploration including ground geophysical surveying, mapping and sampling. As a result of such exploration Mullan, CRI and the other directors of CRI acquired important geological information about the UMC Property. This information was later described in the 2001 Wares Report as a "discovery" of PGM and copper mineralization "hosted by peridotite." I am advised by Wares and do verily believe, that words describing the September 2000

exploration and assay results were supplied to him by Durham for inclusion by Wares in his 2001 Report. The discovery made as a result of the September, 2000 sampling by Mullan was never disclosed to UMC by Mullan, CRI, or the other CRI directors prior to January 12, 2001, though duty bound to do so. The place of the Mullan Trespass where the discovery samples were collected in September 2000 is the same as where CRI drilled hole TK01-1 in the summer of 2001.

ACQUISITION OF PHOENIX PROPERTY BY CRI AND NEGOTIATION OF OPTION AND JOINT VENTURE AGREEMENT

24. In October 2000, CRI used the discovery information acquired in September 2000 as a result of the Mullan Trespass on the UMC Property to acquire the Phoenix Property which adjoins the UMC Property in the vicinity of the immediate Mullan Trespass area. In the period of October 2000 to January 2001, CRI approached UMC and negotiated the terms of the Agreement.

25. On December 12, 2000, the binding letter of intent between the parties was executed at a meeting between UMC and CRI in Toronto and later the January 12, 2001 Agreement was entered into between CRI, UMC, Gogama Gold Inc. and 582566 Alberta Inc., the latter two parties being owners of the two registered 1% net smelter return royalties in the UMC Property. Prior to entering into the December 12, 2000 letter of intent between UMC and CRI, UMC did not know of the occurrence of the Mullan Trespass and discovery made in September 2000.

26. The Agreement provided *inter alia* that:

(a) CRI had the right to acquire on an incremental basis up to 80% interest in the UMC Property in consideration of CRI incurring certain exploration, development, assessment and other expenditures in respect of the UMC Property; and,

(b) In the event that CRI acquired an 80% interest in the UMC property, Ungava and CRI would be deemed conclusively to have formed a joint venture business relationship to carry out further mining work on the UMC Property.

EVENTS GIVING RISE TO THE DEMAND FOR ARBITRATION

27. As alleged in the statement of defence and counterclaim, in or about April 2002, UMC discovered:

(i) that a portion of the UMC Property, located along the northern boundary, no longer comprised part of the UMC Property, but rather comprised part of the Phoenix Property;

(ii) that the said portion compromised the TK Discovery Area; and

(iii) that the said portion comprised as well the location of certain 1970 drill holes which were known by UMC from all previous maps and reports, to have been on Permit 970.

28. UMC immediately called for an arbitration in accordance with article 12 of the Agreement claiming the return of that portion of the UMC Property which had been obtained by CRI from UMC without its consent and in breach of the terms of the Agreement, all as pleaded in the statement of defence and counterclaim. At that time UMC did not know that Mungall had discovered anything of significance in connection with the sample collection provided to him in 1999, nor did UMC know of the Mullan Tresspass and the September 2000 discovery of mineralization resulting therefrom.

EARLY EVENTS IN THE ARBITRATION

29. On May 24, 2002, the Honourable Claude Bisson was appointed as the arbitrator ("Arbitrator").

30. On May 1, 2002, UMC deposited its Preliminary Statement of Claim which addressed the improper acquisition of certain acreage from the UMC Property by CRI, which acreage is sometimes referred to as the "Wedge" acreage or property.

31. UMC had retained Jean Guy Bertrand of the law firm of Ogilvy Renault ("Ogilvy") to act for them in the Arbitration and at CRI's request, the Arbitration was fast tracked with a hearing scheduled for the week of July 15th through July 19th, 2002. CRI had indicated that it wished to have the Arbitration award in hand before commencing field work that season on the UMC Property.

32. The Arbitration involved detail and complex factual matters including the analysis of technical engineering reports and geological mining maps and a very confusing series of documents relating to the designation of the UMC Property into MDUs. The preparation by Ogilvy and UMC for the Arbitration was intensive in April, May, and June 2002.

REVISION OF CLAIM

33. On June 13, 2003, in response to an order for production of documents, counsel for CRI produced the 2001 Wares Report (see the affidavit of Bruce Durham sworn June 16, 2003, ("Durham Affidavit"), Exhibit "C") and the Mungall Report (Durham Affidavit, Exhibit "D"). Notwithstanding that these Reports are dated June 25, 2001 and June 27, 2001 respectively, copies had never been previously forwarded to UMC. A copy of the letter dated June 13, 2002 from CRI's counsel enclosing the Wares 2001 Report and Mungall Report, is attached hereto as **Exhibit "A"**. The Mungall Report disclosed very exciting details relating to the potential of the UMC Property to host "Kambalda type" mineralization of copper and PGM's.

34. In the 2001 Wares Report, which I reviewed for the first time following its receipt on June 13, 2001, it was revealed that:

(i) CRI had conducted work in the year 2000 on the Phoenix Property which disclosed the existence of PGM-copper mineralization hosted by peridotites;

(ii) this type of mineralization referred to in paragraph 18 above, existed on the UMC Property as it had extensive systems of peridotite formations on its surface; and,

(iii) that there was potential for copper and PGM mineralization in the peridotite rock structures on the UMC Property. As set out in page 10 of the Wares 2001 report:

> "Canadian Royalties has a 100% interest in the Phoenix Property, which abuts the northern boundary of the Expo Ungava property. A new PGM occurrence hosted by peridotite was discovered on the Phoenix property during reconnaissance work in 2000. No previous exploration work has been reported in the immediate vicinity of the this new showing. The surface expression of the occurrence is a low-lying gossan that extends under overburden cover. It is located 12 km to the northeast of the Expo Ungava deposit."

35. I became suspicious that this work program carried out in 2000 had in fact been carried out on the UMC Property and in addition, that the place where the September 2000 discovery was made was located on the Wedge acreage obtained by CRI in June 2001, as described below.

36. UMC instructed Ogilvy to amend the statement of claim in the Arbitration to plead trespass by CRI onto the UMC Property prior to the entering into the Agreement, CRI's failure to disclose the discovery of copper and PGM mineralization hosted in peridotite on the UMC Property and to seek the appropriate relief.

37. On June 19 and 20, 2002, Ogilvy examined Mullan for discovery and on June 27, 2002, examined Durham for discovery. From the information disclosed by them it appeared that the area of the Mullan Trespass where the September 2000 discovery was made was very near what became known as the site of the TK Discovery.

38. In his examination for discovery Mullan indicated on a map the general area of the September 2000 sampling by drawing a relatively large circle, the area of which comprised part of the UMC Property.

39. At this time, UMC and Ogilvy were busy preparing for the Arbitration, drafting very extensive amendments to the statement of claim and other documentation and awaiting the answers to undertakings given at Mullan and Durham's examination for discovery in particular.

40. Those undertakings were only complied with on July 4 and July 8, 2002 when counsel for CRI delivered answers to undertakings including maps.

41. In June, 2002, Ogilvy had hired Carto-Media, map makers familiar with the UMC Property because they had produced maps to accompany the Osborne Compilation Reports prepared by Osborne for UMC in 1996. Carto-Media was hired to review maps made pursuant to the Plante Report prepared in early 2002 detailing CRI's 2001 exploration results on the UMC Property and ascertain the location of the September 2000 sampling and discovery. Simon Roy of Carto-Media produced a short note to Ogilvy and prepared a map ("Roy Map") which showed that diamond drill holes TK01-1 and TK01-2 were drilled on UMC Property as it was on January 12, 2001. Simon Roy's note and Roy Map are attached hereto as **Exhibit "B".**

OGILVY SEEKS TO RETIRE AS COUNSEL FOR UMC

42. On July 8, 2002, on its own initiative, Ogilvy called the Arbitrator advising that it wished to be removed as counsel for UMC. That occurred seven days before the Arbitration hearing was to commence.

43. It is not the intention of UMC to waive solicitor/client privilege. However, as set out in the letter sent by Ogilvy to the Arbitrator dated July 9, 2002, (Durham Affidavit, Exhibit "I") the reason for Ogilvy's request was not on account of non payment of fees. UMC did not instruct Ogilvy to retire from the case, nor was UMC seeking to replace Ogilvy with other counsel in order to secure a delay in the start of the Arbitration. Ogilvy's self determined withdrawal as counsel at that point was unexpected and unwelcomed by UMC and was highly prejudicial to UMC. The Arbitration was due to commence in seven days. UMC did not instruct Ogilvy to contact the Arbitrator on July 8, 2002 and it was only on July 8, 2002, that UMC learned that Ogilvy would seek to withdraw as counsel for UMC at the Arbitration.

44. On July 9, 2002 a conference call took place between Ogilvy, counsel for CRI and the Arbitrator. UMC was not invited to participate in this conference call notwithstanding that a request for withdrawal was being made by Ogilvy and that a discussion would take place concerning the timing of an adjournment of the Arbitration hearing. As set out in the letter sent by Ogilvy to the Arbitrator dated July 9, 2002 during the telephone

conference call, Ogilvy proposed that the Arbitration commence during the week of August 19, 2002 stating that:

"The week of August 19 mentioned this morning would appear to provide sufficient time to claimants to make alternate arrangements and have their day in court".

The fixing of the new Arbitration hearing date placed UMC in a very difficult position because the new hearing date of August 12, 2002 was set without affording UMC the opportunity to secure and instruct counsel who would be able to advise as to what time for preparation was required by them. In addition, the issue of the hearing adjournment should have been resolved by taking the following additional factors into consideration:

(a) it was the height of the summer time when counsel are often on holiday; and,

(b) this was a complex and technical Arbitration which was being expanded to deal with the Mullan Trespass issue; and,

(c) production by CRI had resulted in extensive documentation, technical reports and complex maps which had to be analysed and marshalled to the case.

At this point, July 9, 2002, UMC had no idea who it might retain as replacement counsel and therefore, had no idea how much time it might take to engage suitable Montreal counsel.

45. On July 10, 2002, CRI's counsel wrote the Arbitrator (Durham Affidavit, Exhibit "J") objecting to the Arbitration being adjourned claiming:

(a) that Ogilvy's request to cease acting for UMC violated article 3.03.04 of the "Code de deontologie des avocats". A copy of the Code of Professional Ethics is referred to is attached hereto as **Exhibit "C";**

(b) that the motion was manifestly tardy and that the motivation of UMC in seeking new counsel one week prior to trial was clearly dilatory. This suggests that UMC had control over the decision of Ogilvy to withdraw from the Arbitration or had wished for or orchestrated such a withdrawal, which is not the case; and,

(c) that CRI was prejudiced because it is forced to carry out a "mining exploration campaign" with the risk that it may lose its interest in the UMC Property if the Arbitrator were to rule against it. However, as I subsequently pointed out in a letter to the Arbitrator dated July 16, 2002 (Durham Affidavit, Exhibit "M"), CRI had committed to commence the season's field program in the week of June 25, 2002, weeks in advance of the July 15th, 2002 date originally scheduled date for the commencement of the Arbitration hearing.

46. I believe that Ogilvy was in violation of that article and of the Code of Professional Ethics in seeking to withdraw at that point, in the face of the imminent Arbitration proceeding due to commence in seven days and leaving UMC without counsel in a complex and very important Arbitration matter. The Arbitrator, should have recognized that Ogilvy was in breach of the Code of Professional Ethics and either required Ogilvy

to proceed as UMC counsel, or should have provided a meaningful, reasonable and adequate adjournment so that UMC could obtain counsel in the normal course and properly prepare for the Arbitration hearing.

47. On July 10, 2002, the Arbitrator issued his Interim Ruling, (Durham Affidavit, Exhibit "K") allowing Ogilvy to resign and requiring the Arbitration to commence August 12, 2002, whether or not UMC was able to secure and instruct new counsel. In doing so, the Arbitrator clearly sanctioned behaviour by Ogilvy which would or should not have been permitted in an ordinary civil proceeding or in this Arbitration matter under the aforesaid Code of Professional Ethics. In setting this new schedule for the hearing, the Arbitrator did not hear representations from or on behalf of UMC, and decided the matter unfairly, thereby denying UMC natural justice.

48. The Interim Ruling also required UMC to serve its pre-hearing Rule 15 documents on or before July 29, 2002. As well, while not specifically stated in the Interim Ruling, it was apparent to me that UMC would have to file any amended statement of claim before July 29, 2002. As UMC comprises two corporations, I understand that it was necessary that they be represented by counsel at the time that any amended statement of claim or Rule 15 material was filed.

49. UMC immediately proceeded to seek alternative counsel who would be available to prepare for an Arbitration commencing August 12, 2002. Upon the suggestion of UMC's longtime Quebec legal advisor, Gilles Reny, UMC contacted Andre Valiquette of

Montreal who advised, on or about July 12, 2002, that he could only represent UMC if the hearing could be adjourned to August 19, 2002. Maitre Valiquette required the additional time for preparation because the other counsel in his firm who was to work on this case with him was on holiday until August 1, 2002.

ARBITRATOR REFUSES TO GRANT ADDITIONAL TIME TO ALLOW UMC TO SEEK COUNSEL

50. On July 16, 2002, the Arbitrator refused to grant the requested extension of the Arbitration date, notwithstanding the unavailability of Maitre Valiquette if the adjournment to August 19, 2002 was not allowed. A copy of the letter from the Arbitrator dated July 16, 2002 refusing the adjournment is attached hereto as **Exhibit "D"**. I thought this unreasonable specifically as all reason for a fast track hearing of the Arbitration had fallen away prior in June, 2002, when CRI published its commitment to carry out its 2002 work program on the UMC Property without waiting for the Arbitration outcome.

51. Frustrated with my inability to secure counsel who would be both able to prepare for and attend at the August 12, 2002 Arbitration hearing and as UMC did not have counsel, I wrote to the Arbitrator directly by letter dated July 16, 2003 (Durham Affidavit, Exhibit "L") explaining the circumstances referred above and requesting an adjournment of the hearing form August 12, 2002 to August 26, 2002. Notwithstanding that I suggested that the Arbitration hearing commence August 26, 2002, I believed then (and I believe now)

that a longer, fully adequate adjournment was warranted and required. I believed at the time of my letter that the Arbitrator would not grant a longer, truly adequate adjournment, to some date after August 26, 2002 and for that reason an adjournment to a date later than August 26, 2002 was not requested by me. As can be seen from a review of that letter:

(a) I explained that the statement of claim was in the process of being amended;

(b) I outlined UMC's attempts to secure the services of a leading mining counsel, Andre Valiquette;

(c) I proposed a timetable for the filing of the amended statement of claim and amended statement of defence with the Arbitration to be heard the week of August 26, 2002;

(d) I explained the fact that there was no prejudice to this adjournment as alleged by CRI, since CRI had previously committed to its exploration program for 2002 well in advance of the original Arbitration hearing date and it was therefore, willing to take the risk of carrying out exploration work on property in which it might ultimately lose its option rights.

52. UMC waited for the decision of the Arbitrator and Andre Valiquette wrote the Arbitrator on July 23, 2002 asking him to render a decision on my request as set out in my letter to the Arbitrator dated July 16, 2002. A copy of the letter from Andre Valiquette to the Arbitrator dated July 23, 2002 is attached hereto as **Exhibit "E"**.

53. On July 23, 2002, the Arbitrator wrote Maitre Valiquette (Durham Affidavit, Exhibit "M") refusing to grant any extension. He characterized my request for an adjournment as a "violation" of his July 10, 2002 Interim Ruling.

54. As a result of the foregoing, Lorne Albaum, a director of the defendant, Ungava Minerals Corp. and I prepared the amended statement of claim of UMC and the Rule 15 prehearing brief, without the benefit of Quebec counsel and served and filed same on July 29, 2002 as required. (The amended statement of claim is attached as Exhibit "N" to the Durham Affidavit).

55. CRI subsequently made an unsuccessful motion that UMC's amended statement of claim and Rule 15 documentation be struck out because it had not been prepared by counsel.

56. UMC was clearly prejudiced by the rulings of the Arbitrator in that it was required to prepare the amended statement of claim and prehearing brief on a fixed schedule with or without the benefit of Quebec counsel. That documentation was subsequently inherited by UMC's counsel who acted for UMC at the Arbitration hearing.

RETAINING NEW COUNSEL FOR THE AUGUST 12TH HEARING DATE

57. UMC retained Davies Ward Phillips and Vineberg LLP on July 31, 2002. George Pollack assisted by Carolyn Jacques handled the file.

58. Between July 31, 2002 and August 12, 2002, there was no time to carry out a survey of the UMC Property in order to generate additional evidence that CRI had committed trespass in 2000 and made a discovery on the UMC Property. It was clear to UMC and George Pollack (see his affidavit filed herein) that it was extremely unlikely that the Arbitrator would be agreeable to any further adjournment, though warranted and any such a request would only further alienate him. Counsel for UMC wrote to the Arbitrator on August 6, 2002 confirming that the Arbitration would proceed on August 12, 2002 (Durham Affidavit, Exhibit "P"). In that letter, counsel for UMC, requested by way of motion, that following the conclusion of the scheduled hearing of the evidence, and before the rendering of a decision, a land surveyor appointed by the arbitrator determine:

(a) the original northern boundary of the UMC Property;

(b) the altered northern boundary of the UMC Property; and,

(c) the location of the occurrences (being the place of the September 2000 discovery and the TK Discovery) in relation to both the original UMC boundary and the altered boundary (altered by the transfer of the Wedge acreage to CRI).

59. Counsel enclosed the Roy Map with that letter. The Roy Map illustrated the position of the old boundary, the new boundary and the TK01-1 and TK01-2 drill sites. The Roy Map disclosed the close proximity of the two drill sites and the distance to the original and altered UMC boundaries, and that issues of location between these places in relation to one another involved some tens of metres in each case. The road accordingly was open for the Arbitrator to obtain certain and independent scientific determination of all relevant locations. It was anticipated (and set out in the protocol) that the Arbitrator

would render his decision 30 days after the completion of the hearing of the evidence. There would, therefore, be sufficient time for the surveyor to carry out his work and report before the anticipated date when the Award might be delivered. In the event, the hearing of evidence was completed on August 23, 2002 and the Arbitrator then indicated then he could not render his decision until October 31, 2002 having informed the parties that he could not even commence to write the award until October 1, 2002.

60. The Arbitration hearing began on August 12, 2002. It would have been highly preferable for counsel and UMC to have had more time to prepare for the Arbitration.

61. UMC was severely prejudiced by being forced to commence the Arbitration on August 12, 2002 because of what had transpired and is recounted above.

62. Among other things, further evidence which could have conclusively determined whether or not there was a trespass in connection with the September 2000 sampling and discovery could have been obtained by new counsel, as they thought advisable.

63. Certain prejudice to UMC as well arises upon Mungall not being called as a witness at the Arbitration hearing:

   (a) Mungall was to be a witness called by UMC at the Arbitration. He could have given evidence concerning the following issues:

      (i) his knowledge of the state of mineralization of the UMC Property in September 2000;

(ii) his involvement in the Mullan Trespass;

(iii) when he first discovered that the UMC Property hosted "Kambalda type" mineralization;

(iv) when he brought information about the "Kambalda type" mineralization to the attention of CRI;

(v) whether he brought the "Kambalda type" mineralization of the UMC Property to the attention of CRI before the date of the transfer of the Wedge acreage to CRI in June 2001;

(b) A subpoena was in issued to Mungall by UMC and was served. His counsel refused to acknowledge the validity of the service. Attached hereto as **Exhibit "F"** is a copy of a letter dated August 7, 2002 from Mungall's counsel to George Pollack advising that their position was that the service of the summons was a nullity. Attached hereto as **Exhibit "G"** is correspondence from George Pollack to the Arbitrator and counsel for Mungall advising that a motion would be brought before the Arbitrator for an order compelling Mungall to attend to give evidence at the Arbitration;

(c) On August 13, 2002, at the beginning of the Arbitration hearing, UMC secured an order from the Arbitrator requiring Mungall to attend. Attached hereto as **Exhibit "H"** is the order from the Arbitrator together with a motion dated August 14, 2002 to homologate the Arbitration order and for the issuance of a subpoena to require Mungall to attend on August 20, 2002;

(d) The homologation Order was granted but Mungall was able to evade service of the Order. Had the Arbitrator been willing to allow reasonable adjournments as required by due process, fairness and natural justice, Mungall would have been subpoenaed and would have been able to give evidence on the issues referred to above at an adjourned Arbitration hearing.

64. Because the Arbitrator would not countenance an adjournment of the commencement of the hearing beyond August 12, 2002, there was not enough time to ascertain that an order from the Arbitrator requiring further production of documents, records, maps and technical data from CRI should be made. The Wares 2001 Report referred to ground geophysics carried out in September 2000 for which no records were produced. Durham did not produce his emails to and from Wares regarding Wares 2001 Report. Given a reasonable adjournment, UMC could then have carried out a systematic review of all CRI's productions, such as could not in fact, be carried out due to lack of time. All available time had to be used on urgent tasks by new counsel. Only a small portion of the produced documents could be reviewed and there was not sufficient time for UMC and counsel to review in detail or at all, most of the voluminous productions prior to the Arbitration hearing. If same had been reviewed in full UMC could then have requested an order from the Arbitrator requiring CRI to make further production including:

(i) copies of sampling maps, geophysical surveying results relating to the September 2000 sampling program, including contracts, invoices and payments for the helicopter and contractors involved; and,

(ii) copies of all documentary communications which took place following the September 2000 sampling between CRI directors, its technical experts and others concerning the results of the September 2000 sampling and discovery.

65. As not enough was known to request such an order for production due to the lack of sufficient time for review, when Mullan testified at the hearing that CRI had no unproduced records concerning the September 2000 sampling and discovery, UMC and its counsel were not in a position to challenge this denial.

66. Copies of Durham's discovery transcript and Mullan's discovery transcript are attached hereto as **Exhibit "I"**.

67. In summary, the Arbitrator's decision requiring the Arbitration to proceed on August 12, 2002 was extremely prejudicial to UMC. It, in effect, prevented UMC from properly preparing its case and presenting same. It prevented UMC from obtaining valuable evidence which would have further affirmed UMC's position regarding the trespass contributed by the September 200 sampling and discovery, and that CRI had obtained valuable information which it failed to disclose to UMC when it negotiated the Agreement and secured its option interest in the UMC Property. At no time did UMC cause circumstances to arise by which it wished to achieve an adjournment for dilatory purposes. UMC had been abandoned by its counsel and left at the mercy of CRI and the Arbitrator. The Arbitrator appeared to be more concerned with the prejudice to CRI

because CRI was spending considerable money exploring the UMC Property, than with fairness to UMC. CRI could have waited until the Arbitration award was delivered before expending any further money on UMC Property. It had decided in June 2002 to commence an exploration program. It obviously was willing to take its chances and carry out exploration in the face of the risk which the Arbitration posed to it. Granting a reasonable adjournment of a further month or more would not have prejudiced CRI, as the 2002 program of field work would have been substantially complete in early September 2002.

ARBITRATOR'S AWARD IS AN EGREGIOUS DECISION TOTALLY UNSUPPORTED BY THE EVIDENCE

68. The Arbitration was heard in Montreal commencing August 12, 2002 and concluded on August 23, 2002.

69. At the opening of the Arbitration, counsel for UMC renewed the motion seeking the appointment of a surveyor to conduct a survey following the completion of the scheduled hearing. That motion was deferred to be argued after all the evidence was heard and the motion was renewed on or about August 23, 2002 in argument when UMC's counsel again requested that the Arbitrator grant the order. The Arbitrator reserved his decision without granting any order at that time.

70. The evidence at the Arbitration dealt with the two most important and significant issues:

(a) did CRI trespass on the UMC Property in September 2000, secure extremely valuable information concerning the existence of valuable deposits of PGMs and copper located on the UMC Property hosted in peridotite and fail to disclose this information to UMC prior to the execution of the Agreement; and,

(b) was the transfer of the Wedge (including the valuable TK Discovery Area and Mesamax Area) carried out in violation of the express terms of the Agreement and as a result of misrepresentations made by CRI to UMC.

The Arbitration findings are wrong for all the reasons alleged in the statement of defence and counterclaim herein, but I will restrict my comment in this affidavit to findings related to the issues referred to in paragraph 70(a) above.

ARBITRATION HEARING

71. I was in attendance throughout the Arbitration hearing.

72. The key witnesses who testified on the material issue as to the location of the sampling and discovery in September 2000 were Glen Mullan and Bruce Durham. Mullan had personal knowledge because he did the sampling in his trip in September 2000 and Durham had knowledge because he supervised the exploration in the year 2001, all as more specifically described below.

73. A good faith attempt was made to secure Mungall's attendance as a witness at the hearing which was unsuccessful for the reasons as set out above. I believe his evidence would have been very relevant to why the September 2000 sampling was carried out, where, and how it occurred and why specific assays were ordered.

AWARD OF THE ARBITRATOR AND HIS FINDINGS

74. As set out above, at the conclusion of the evidence on August 23, 2002, the Arbitrator reserved his decision and rendered his award ("Award") on October 31, 2002. (Durham Affidavit, Exhibit "R").

75. The Arbitrator dismissed the UMC claim on two grounds:

(a) that there had been no trespass committed by Mullan in September 2000 as the place of the Mullan sampling was well outside and north of the UMC Property; and,

(b) UMC had no complaint with respect to the transfer of Wedge as it had signed the transfer documents and thereby consented to the transfer.

76. The Arbitrator dismissed UMC's motion to appoint a surveyor because as he had determined that, as the transfer of the Wedge was valid, there was accordingly no need to establish the position of the original northern boundary of the UMC Property.

77. While the decision of the Arbitrator referred to in paragraph (75(b) above regarding the transfer of the Wedge was incorrect and unreasonable on the evidence, it pales in comparison to the error of the decision of the Arbitrator dismissing the UMC claim that the September 2000 sampling and discovery had occurred as a result of a trespass on to the UMC Property. That decision was inconsistent with all of the evidence before the Arbitrator, egregious and ought not to be recognized by this Court.

CONTRADICTORY FINDINGS OF THE ARBITRATOR WITH RESPECT TO THE PLACE OF THE SEPTEMBER 2000 SAMPLING BY MULLAN

78. The Arbitrator recognized that the discovery that had been made in September 2000 of the copper and PGM mineralization hosted in peridotite, was a significant material fact which would have revealed the presence of valuable PGM on the UMC Property, had the sampling resulting in same occurred on the UMC Property and if so, that CRI would have been obliged to disclose that information to Ungava before the Agreement was entered into, and in failing to do so, CRI would have been liable having committed a breach of fiduciary duty. (Award, pages 12-13).

79. The Arbitrator correctly determined that the location of the TK Discovery Site, where drill holes TK01-2 through 5 were drilled in the summer of 2001, was located on a part of the UMC Property which was transferred to CRI in June 2001, the Wedge acreage. (Award, page 15).

80. The Arbitrator having found that the TK Discovery Site was on the UMC Property, then proceeded to find that the September 2000 sampling site was not on the UMC Property in that he erroneously found:

(a) that there was no evidence at all of the location of the Mullan September, 2000 sampling (Award, page 7);

(b) that the location of the September 2000 sampling by Mullan had not been the subject of contradictory evidence (Award, page 7); and,

(c) that having stated that there was no evidence, he then proceeded to find that the area sampled in September 2000 by Mullan was located outside the UMC Property (Award, page 7) and in fact was "well outside the Expo Ungava Site" (Award, page 14) and the sampling location was "north of the old boundary of permit 970" (Award, page 23).

81. In making these findings and thus dismissing the UMC claim, relating to trespass by Mullan on the UMC Property in September 2000, the Arbitrator ignored all of the uncontradicted evidence of Mullan and Durham described below and the only basis he indicated in support of his determination was a Press Release issued by CRI on March 9, 2001, (Exhibit P-79 of the Award) a copy of which is attached hereto as **Exhibit "J"** referred to as Exhibit P-79 in the Award.

82. In relying upon this press release to determine that the location of the place of the September 2000 sampling was north and outside of the UMC Property, the Arbitrator relied upon the following statement (Award, page 13) as quoted from the Press Release:

"The company (CRI) reports that testing of a gossan situated some 8 km from the Expo-Ungava Deposit has returned the anomalous PGM assays......."

The Expo Ungava Deposit is found in the centre of the UMC Property. (See reference to the Osborne Map referred to in paragraph 84 below). The Arbitrator apparently determined that the 8 km distance referred to in the Press Release was measured from the boundary of the UMC Property, mistakenly assuming that the term "Expo Ungava Deposit" in the Press Release referred to the entire UMC Property and therefore that the 8 km distance was to be measured from the boundary of the UMC Property and that that place of the September 2000 sampling was located 8 km from that northern boundary. However, the reference to the "Expo Ungava Deposit" in the Press Release did not refer to the entire UMC Property, but simply to a small portion of the UMC Property located in its centre. Therefore, instead of relying upon the direct uncontradicted evidence of Mullan and Durham as to where the September 2000 sampling by Mullan had taken place, the Arbitrator decided the issue upon his mistaken understanding of the nomenclature describing locations and components of the UMC Property induced by the intentionally ambiguous Press Release description of where the anomalous PGM assays had been obtained.

TESTIMONY OF GLEN MULLAN AND BRUCE DURHAM AT THE ARBITRATION HEARING REGARDING THE LOCATION OF MULLAN'S SAMPLING IN SEPTEMBER 2000

Introduction of the Maps

83. The witnesses at the hearing who gave evidence as to where the September 2000 sampling and discovery had occurred were Mullan, who made the September 2000 Discovery and Durham who supervised the exploration work on the UMC Property for CRI in the summer of 2001.

84. To understand the evidence that follows, it is useful to refer to the two part map which accompanies the compilation Report on Permit 970 prepared by Brian S. Osborne, a consulting geologist for UMC in December 1996 ("Osborne Map"). The Osborne Map was made by Carto-Media which employs Simon Roy, referred to above. The Osborne Map has been used as the basis for maps subsequently prepared by geologist and cartographers regarding the UMC Property. The Osborne Map is a compilation map of the UMC Property and its immediate environs. The portion of the Osborne Map depicting the eastern section of the UMC Property is relevant to this action and is attached hereto as **Exhibit "K"**.

85. The Expo Ungava Deposit is identified on the Osborne Map and as can be seen from a review of the Map. The site of that Deposit is located well within the bounds of the UMC Property. It is also useful to look at the maps accompanying the Plante Report of February 2002, especially Map #2, ("Plante Map #2") a copy of which map is attached hereto as **Exhibit "L".** The Plante Map #2 was introduced at the Arbitration as Exhibit P90.

86. Portions of the UMC Property, both east and west of the Expo Ungava Deposit, are a distance of 8 kilometres therefrom.

87. The area that has been named the TK Discovery Site is the site where CRI drilling operations drilled holes TK01-2 through TK01-5 in the summer of 2001. That drilling occurred on what had been Permit 970 and the Arbitrator found in the Award that the TK Discovery Site was on the Wedge area transferred by Ungava to CRI in June 2001, page 23 of the Award.

Mullan's Evidence

88. I was present during the testimony given at the Arbitration hearing by Mullan. Mullan was called as a witness by UMC and as well, he testified as a witness for CRI.

89. Mullan testified that in September 2000, he travelled by helicopter and saw the gossan from the helicopter. The helicopter was equipped with GPS equipment. The GPS co-ordinates of the gossan were however, not ascertained. Mullan testified that the helicopter landed, he sampled the gossan and then left.

90. Samples collected by Mullan in September 2000, when assayed, constituted a discovery of significant PGM and copper mineralization. The significance of the September 2000 discovery, as assessed by CRI, can be learned by reviewing the description of the same

which, I am advised by Wares and do verily believe, Durham provided to Wares and which Wares incorporated verbatim or nearly verbatim into his 2001 Report.

91. Mullan's testified that the distance between the TK Discovery Site, being the locations of drill holes TK01-2, TK01-3, TK01-4 and TK01-5 and the gossan that he sampled in September 2000 was 150 metres and that the gossan area was to the west of the TK Discovery Site.

Durham's Evidence

92. Durham testified that he was responsible for implementing the exploration and drilling program of CRI on the UMC Property in the summer of 2001. He testified that he was familiar with the Plante Report of February 2002 and the appendices and maps accompanying it and they were correct, save for a typographical error which is irrelevant to the matters at issue here.

93. Durham further testified that in deciding where to begin the 2001 drilling operations, he was motivated to first test, by drilling, the gossan where Mullan had sampled in September 2000. He specifically stated that the first drill hole drilled by CRI in 2001, identified as TK01-1, was drilled to penetrate below the gossan where the grab samples had been obtained by Mullan in September 2000.

94. Accordingly, the place of Mullan's September 2000 sampling can be definitely determined as being coincident with the place drilled by diamond drill hole TK01-1.

95. The exploration program conducted by CRI in the summer of 2001 was documented in the Report prepared by Messrs. Langis Plante and Todd Keast for CRI, dated February 20, 2002, a copy of which is attached as **Exhibit "M"**. The Report comprised a set of maps, of which a copy of Map #2 has been attached above as **Exhibit "L"**. This Plante Report and its maps were exhibits at the Arbitration. Plante Map #2 shows drill hole TK01-1 and drill holes TK01-2 through TK01-5.

96. Durham testified that after drilling hole TK01-1 under the said gossan, he moved the drill approximately 75 metres east of the TK01-1 drill site and drilled TK01-2 where massive sulfides were encountered. Subsequently, he drilled drill holes TK01-3 through TK01-5 as splay holes in the immediate vicinity of hole TK01-2.

97. The foregoing evidence of Mullan and Durham was not contradicted by any evidence led by CRI or Ungava.

98. Durham's evidence establishes the exact location of the area where Mullan sampled in September 2000 since he identified it as coincident with the area which drill hole TK01-1 explored. TK01-1 appears on maps accompanying the Plante Report. The drill logs of TK01-1 and TK01-2 also accompany the Plante Report where UTM co-ordinates of those

drill sites are provided. All of the September 2000 sampling location, the TK01-1 drill site and the TK01-2 drill site are on the UMC Property, as originally constituted.

99. After hearing Mullan's and Durham's testimony, the Arbitrator should have allowed the motion to allow a surveyor to report to him as requested by George Pollack.

100. The decision of the Arbitrator finding:

(a) that the TK Discovery Site was within the UMC Property and on the Wedge transferred to CRI in June 2001;

(b) that there was no evidence that the September 2000 sampling by Mullan occurred on the UMC Property; and,

(c) that the location of the September 2000 sampling by Mullan was "well outside" UMC Property and to the north;

in the face of the uncontradicted evidence of Mullan and Durham, which clearly stated otherwise, was egregious and so erroneous that it should not be recognized as determinative of the issue.

MOTION TO HOMOLOGATE ARBITRATION AWARD

101. As set out in the Durham affidavit, after UMC obtained adjournment of the initial CRI motion for the homologation of the Arbitration Award, UMC filed with the Arbitrator an Application for Supplementary Arbitration Award ("Application"), a copy of which is

attached hereto as **Exhibit "N"**. As a result of legal advice I received (there is no intention herein to waive privilege), I concluded that UMC had no chance to obtain a favourable result from that Application.

102. In the contestation filed by CRI in response to the said Application dated December 2, 2002 a copy of which is attached hereto as **Exhibit "O"**, CRI took the position that the Arbitrator had made his decision and therefore he was *functus*.

103. Upon not hearing anything to the contrary from the Arbitrator when the counsel for UMC and CRI met with the Arbitrator in respect of the Application and in response to the position of CRI that he was *functus*, UMC withdrew its Application and acknowledged in its Press Release dated December 5, 2002, a copy of which is attached hereto as **Exhibit "P"**, that a remedy to the Award was unavailable in Quebec. Attached hereto as **Exhibit "Q"** is an opinion from Quebec counsel for UMC at the Arbitration (Davies Ward Phillips & Vineberg) dated July 17, 2003 dealing with the fact that the complaints of UMC regarding errors in the Award are not reviewable by the Quebec Courts under the provisions of the Quebec Civil Code.

CRI ONTARIO ACTION

104. Since the Award was rendered on October 31, 2001, UMC has consistently taken the public position that the Award is wrongfully decided and unsupportable by the plain evidence.

105. On January 20, 2003, UMC's Ontario counsel, wrote CRI's counsel advising that UMC was intending to take legal action with respect to the Agreement (Durham Affidavit, Exhibit "X").

106. In response, counsel for CRI wrote Ungava a letter dated January 22, 2003 (Durham Affidavit, Exhibit "Y") initiating the second Arbitration ("Arbitration No. 2").

107. On February 18, 2003, CRI commenced this action in Ontario seeking to enforce the Award in Ontario and served its statement of claim herein on UMC.

108. On March 31, 2003, UMC filed a statement of defence and issued a counterclaim in this action in Ontario. By letter dated April 7, 2003, a copy of which is attached hereto as **Exhibit "R"**, Cassels Brock, then counsel for CRI in this action, agreed to accept service of the counterclaim on behalf of certain of the CRI related defendants.

OTHER LITIGATION IN QUEBEC

109. In the Durham Affidavit, mention is made of Arbitration No. 2 referred to herein above and the Gogama litigation, however:

(a) Arbitration No. 2 does not involve the issues that are involved in this action; Arbitration No. 2 is about whether CRI made expenditures on the UMC Property which, under the terms of the Agreement, entitle it to be vested with a

registered 70% interest in the UMC Property. The matter at issue in Arbitration #2 will be entirely dependent upon whether the Agreement is ultimately voided for reason of breach of trust by CRI in trespassing and then negotiating with UMC while concealing the September 2000 Trespass and Discovery; and,

(b) The Gogama litigation concerns the Conveyancing Agreement which was executed at the time of the Agreement. While a party to the Agreement, Gogama Gold Inc. was not a party to the Arbitration, as the Agreement restricted arbitration to disputes between UMC and CRI only. The Conveyancing Agreement provided for the sale of Gogama's 1% NSR royalty. Gogama is not entitled to make claims against CRI in an arbitration.

MUNGALL ACTION

110. The defendants in the Mungall action in Ontario are seeking to strike paragraphs 24, 24(a), 24(b) and 29(a) of the statement of claim in that action on the grounds of *issue estoppel.*

111. James Mungall and the University of Toronto could not be parties to the Arbitration held between UMC and CRI in 2002.

112. In the Durham Affidavit, Durham takes issue with the fact that UMC did not act to include individuals related to CRI as parties to the Arbitration. As the Arbitration concerned the Agreement and only CRI and UMC were subject to Arbitration

proceedings, it was not possible to join CRI directors or other individuals in that proceeding.

FORUM CONVENIENS

113. This action can be and ought to be tried in Ontario because:

(a) the defendants, Ungava Minerals Corp. and Ungava Mineral Exploration Inc. have their head office in Ontario. All of their Directors reside in Ontario. A number of the defendants including Mungall, O'Bradovitch, Schylter and Durham reside in Ontario. The University of Toronto is an Ontario corporation. CRI was, at all material times, an Alberta corporation with its head office in Alberta and Jennifer Boyle, at all material times resided in Alberta as well;

(b) if this action is tried in Quebec and the Mungall action proceeds in Ontario, there is a risk of inconsistent verdicts and costly duplication;

(c) the damage to UMC was incurred in Ontario, since that is where their head offices are;

(d) the cause of action is based on conspiracy and the law of Ontario should apply in that regard; and,

(e) finally, I am advised by Harvin Pitch, a partner with Teplitsky, Colson, solicitors for UMC having carriage of this matter, and do verily believe that based upon the opinion letter from Davies Ward Phillips & Vineberg LLP dated July 17, 2003 (Exhibit "Q " above) depriving UMC of the Ontario jurisdiction would be to

deprive UMC of a legitimate juridical advantage. In Ontario the doctrines of *res judicata* and *issue estoppel* will not apply if the decision complained of was decided in the absence of natural justice. (This is described in Exhibit "Q" as the *Danyluk Doctrine*). In Quebec, however, the equivalent doctrines of *res judicata* and *issue estoppel* cannot be rebutted.

SWORN BEFORE ME at the City of Toronto, in the Province of Ontario on the 18th day of July, 2003.	)))	
	))	signed "Glen Erikson" **GLEN ERIKSON**
A Commissioner, etc.	)	

SCHEDULE "D"

Court File No: 03-CV-244125CM2

ONTARIO
SUPERIOR COURT OF JUSTICE

B E T W E E N:

CANADIAN ROYALTIES INC.,

Plaintiff

- and -

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Defendants

AND BETWEEN:

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Plaintiffs by counterclaim

- and -

GLEN MULLAN, BRUCE DURHAM, THOMAS O'BRADOVICH,
JENNIFER BOYLE, GLEN SCHLYTER, JAMES MUNGALL,
ROBERT WARES, CYGNUS CONSULTING INC.,
UNIVERSITY OF TORONTO and CANADIAN ROYALTIES INC.,

Defendants by counterclaim

AFFIDAVIT OF GLEN ERIKSON
(MOTION FOR LEAVE TO FILE SUPPLEMENTARY AFFIDAVIT)

I, GLEN ERIKSON, of the Turks and Caicos Islands, **MAKE OATH AND SAY AS FOLLOWS:**

1. I am a consultant to the defendants and plaintiffs by counterclaim, Ungava Mineral Exploration Inc. and Ungava Minerals Corp. (hereinafter collectively referred to as "UMC") and was so at all material times and as such I have personal knowledge of the matters set out below, except where stated to be, on information and belief, in which case, I have named the source of my information and verily believe such advice to be true.

2. This affidavit is filed in support of a motion for an order granting UMC, leave to deliver and file my Supplementary Affidavit sworn September 18, 2003, and for an order compelling Bruce Durham ("Durham") to re-attend on his cross-examination in this proceeding, to answer questions he improperly refused, questions taken under advisement and his failure to provide answers to undertakings, among other relief.

LEAVE TO DELIVER AND FILE SUPPLEMENTARY AFFIDAVIT

3. A copy of my Supplementary Affidavit for which leave to file is sought, is attached hereto and marked as **Exhibit "A"** to this my affidavit (the "Supplementary Affidavit"). The evidence set out in the Supplementary Affidavit was not reasonably available to UMC at the time my first affidavit sworn on July 18, 2003, and has only come to light in late August 2003, after the cross-examinations of Durham and myself had taken place on the 13th and 14th of August, 2003. (The "New Evidence").

4. UMC requires leave to file the Supplementary Affidavit, in order to fully respond to the motion brought by the plaintiff, Canadian Royalties Inc. ("CRI") and some of the defendants by counterclaim, to strike the counterclaim and for such other relief as set out in their notices of motion, which have been filed with the court. (The "Strike Motion").

5. The evidence contained in the Supplementary Affidavit is material and relevant to the matters at issue in the Strike Motion, herein and it would be unjust in the circumstances to proceed with a hearing of the Strike Motion without affording the plaintiffs by

counterclaim an opportunity to present to this Honourable Court for its consideration all of the evidence now available.

6. As will be more fully described below, there is a legitimate concern that truthful disclosure was not provided by CRI to UMC and the Arbitrator in the 2002 Arbitration proceeding. It is apparent that relevant information was withheld from UMC, in an effort to prevent the discovery of the New Evidence as set out in my attached Supplementary Affidavit.

7. There is legitimate concern that documents produced by CRI in connection with the Arbitration proceeding in 2002 were incomplete, having omitted material information. The production of incomplete documentation constitutes misconduct by CRI.

8. It is essential that particulars of this information be brought before this Honourable Court, and there is no prejudice to the opposing parties with respect to the filing of the Supplementary Affidavit.

9. Such misconduct as may be found against CRI can provide a further reason not to accord recognition and weight to the Arbitration Award of 2002. The New Evidence as set out in my Supplementary Affidavit, contains information which indicates that CRI was, by September 2000, in possession of the Fischer Report dated November, 1998 which details the activities of a contractor for NovaWest Resources Inc. ("NovaWest")who in the summer of 1998 discovered valuable mineralization, including PGM, on the Ungava Minerals Corp. Property ("UMC Property") being Permit 970, at the site where the Mullan Trespass subsequently occurred in September 2000, which Fischer Report was used by Mullan to guide his travel to the site on the UMC Property at which he intended to sample for the purpose of confirming for himself the mineral values obtained by sampling that area in 1998. The contractor of NovaWest for its 1997 and 1998 field programs was Dr. Peter Fischer who prepared the November, 1998 Report, ("Fischer Report") and one of the persons he employed was Todd Keast ("Keast") who carried out the sampling referred to above. The Fischer Report was filed with the Quebec Ministry

of Natural Resources (the "Ministry") on December 16, 1998, after which it was publicly available. The Fischer Report was to be produced by CRI to UMC pursuant to an undertaking in the Arbitration proceedings and CRI provided a falsified version of same, as related below. The Fischer Report referred to should not be confused with another report written by Peter Fischer for NovaWest and dated February 1998 and which reports on the field program carried out in 1997.

OVERVIEW

10. The Strike Motion is currently returnable October 7, 2003, therefore there is urgency to hearing of this motion in which leave to file the Supplementary Affidavit is sought.

11. In this proceeding the claims advanced by UMC flow from an Agreement dated January 12, 2001 between CRI, UMC and others relating to the option of certain mining interests and the circumstances in which that Agreement was entered into. One of the key issues which the Supplementary Affidavit will put before the Court at the hearing of the Strike Motion is whether CRI in 2000 relied on the Fischer Report containing particulars of a 1998 trespass onto the UMC Property when Mullan carried out the September 2000 sampling on the UMC Property and a discovery of, which trespass and sampling resulted in a discovery, actually confirmation of a discovery, which was not disclosed by CRI to UMC during the negotiations leading up to the execution of the Agreement of January 12, 2001. Another key issue which the Supplementary Affidavit will put before the Court at the hearing of the Strike Motion will be whether CRI misconducted itself in the 2002 Arbitration by producing a misleading edited version of the Fischer Report with the result that the 2002 Arbitration Award ought not, for this additional reason, provide a bar to CRI being obliged to plead to the statement of defence and counterclaim herein.

12. By way of overview, I intend to demonstrate that NovaWest, which held Permit 1079, also known as the Expo-East property in 1997 and 1998 covering acreage which subsequently comprised part of later Permit 1608, also known as the Phoenix Property, caused exploration work to be carried out on Permit 1079, in the summer of 1998, in the

course of which samples were taken from Permit 970, the Property of UMC. Reference to the "UMC Property" shall include the UMC Property as it was constituted before the transfer of the Wedge in June 2001). I intend to further demonstrate:

(a) that the relevant 1998 sampling was carried out by Todd Keast ("Keast"), Mullan's agent in the contractor's field crew in 1998 and that the relevant sampling was done by him on Permit 970 where valuable mineralization was found;

(b) that the discovery made as result of the said sampling by Keast was reported in the Fischer Report, the text of which is intentionally misleading as to where the said sampling had occurred when it suggests that the sampling was carried out on the southwest portion of Permit 1079;

(c) that the Fischer Report includes accurate UTM coordinates and maps of the place of the relevant sampling by Keast, which UMT co-ordinates and maps were used by CRI to direct Mullan's September 2000 trespass and sampling on the UMC Property;

(d) that CRI relied on the Fischer Report to assist Mullan in determining where to carry out the Mullan Trespass, as it is now evident that Mullan's purpose was to confirm on Permit 970 the discovery of valuable mineralization first reported in the Fischer Report;

(e) that when CRI was obliged to produce the Fischer Report in response to an undertaking given in the 2002 Arbitration proceeding, it supplied an edited version which deleted information which precluded the possibility of UMC learning from it that the text of the Fischer Report was in fact false as to where the relevant sampling and discovery of valuable mineralization had in fact been made in 1998, or learning that the fact that the sampling had in fact occurred off Permit 1079 which is only apparent on the suppressed map figures in the Report;

(f) that had the concealed information been disclosed to UMC and the Arbitrator or had it been otherwise discovered by UMC prior to the 2002 Arbitration hearing, as might have occurred if UMC had been afforded an adjournment which would have provided a reasonable opportunity for UMC to prepare for the Arbitration hearing, it could have been very significant to the outcome of the Arbitration. If the concealed information had been revealed, it might have occurred that the Arbitrator would have ruled either in UMC's favour in the Award, or alternatively, that he would have ordered the appointment of a land surveyor to determine the location of the boundary of Permit 970 and the location September 2000 discovery and TK discovery, as requested in the letter request from Davies Ward referenced in my July 1, 2003 Affidavit.

13. The Fischer Report, describes the activities of agents of NovaWest in the summer of 1998 purportedly carried out on Permit 1079, the Expo-East property. In the text, Fischer relates the discovery of valuable mineralization, including PGMs on the southwest part of the Expo-East Property. The maps in the Fischer Report displaying the location of the sampling, indicate that the sampling occurred off and to the south of the Expo-East property. The adjacent property, which abuts Permit 1079, is not indicated in the Fischer Report text or maps and is actually the UMC Property, Permit 970. Accordingly, the maps in the Fischer Report if one has knowledge as to the identity and location of nearby permits, disclose a trespass onto the Permit 970 which is not acknowledged in the text of the Fischer Report. I believe the maps in the Fischer Report to be true and correct as Peter Fischer, author of the Fischer Report, have recently acknowledged to me (and I do verily believe) the truthfulness of the maps and the falsity of the text of the Fischer Report in this regard. As set out in my Supplementary Affidavit to be filed, it has been discovered that the Fischer Report produced by CRI in satisfaction of that undertaking, omitted key maps, labelled Figure 6 through 13, though the CRI produced version of the Fischer Report bore labels to indicate that it was a copy of the Fischer Report as filed with the Ministry. It also omitted "contents pages" which would have alerted a reader to the missing maps. When UMC in late August 2003, secured copies of the Fischer Report

directly from the Ministry, it immediately determined that the copy of the Fischer Report supplied by CRI pursuant to its Arbitration proceeding undertaking in 2002 was incomplete and misleading, as it concealed all indications of the 1998 trespass and sampling on the UMC Property, Permit 970 which is a crucial matter in the dispute between CRI and UMC, since it provides the motive and guide for Mullan's September, 2000 trespass and sampling on the UMC Property. A copy of the CRI produced version of Fischer Report was delivered by CRI to UMC in satisfaction of undertaking U-2 to the examination of Durham on July 4, 2002 to UMC. A copy of that version is attached as Exhibit "E " to my Supplementary Affidavit. A copy of the Fisher Report as registered on file with the Ministry as No. 56233 and as available to the public is attached as Exhibit "D" to my Supplementary Affidavit.

14. The copy of the Fischer Report received directly from the Ministry contains maps which diametrically contradict the text of the Fischer Report as to where Keast did the sampling in 1998 which resulted in the discovery of an area highly valuable mineralization. The said maps showed the location of the Keast sampling in relation to the boundaries of Permit 1079, and clearly shows the sampling was done OFF that property. I believed that the Fischer Report was deliberately edited when produced by CRI to UMC in 2002. While the discrepancy between the clear assertion in the text and the sampling locations indicated on the maps would not cause one to immediately realize that the text was false, it does provide a basis for further inquiry by a qualified consultant, such as a geologist, to evaluate the maps and the UTM co-ordinates in the Report to ascertain the location of the relevant sampling, being that for samples TK085-TK091.

15. The recent review of the relevant maps which had been omitted from the version of the Fischer Report provided by CRI to UMC, when compared to the UTM co-ordinates for same and government location maps, disclose that the area from which the relevant samples were obtained (samples TK085 through TK091) was in fact located on UMC's Property. As no grid is provided on any map in the Fischer Report which would have allowed the UTM co-ordinates of TK085-TK091 to be plotted, any reader who reads the affirmative assertion of the Fischer Report as produced by CRI in 2002 would have

reasonably concluded that the UTMs of samples TK085 to TK091 describe positions on Permit 1079, the Expo-East property of NovaWest. Without the map figures 6 to 13, no reader would have concluded or even suspected that there had been a trespass onto the UMC Property, Permit 970 to do the relevant sampling in 1998.

16. The incomplete Fischer Report produced by CRI was delivered to UMC's counsel at the time, Ogilvy, Renault in early July, 2002. Subsequently, that produced version of the Fischer Report was among the many Exhibits delivered to Davies Ward, the new counsel for UMC in the Arbitration, shortly after July 31, 2002, when they had been retained by UMC.

17. Due to the shortness of the time to prepare for the Arbitration and instruct new counsel, there was no opportunity to review the CRI produced revision of the Fischer Report to determine that it was an incomplete and misleadingly edited version of the Fischer Report filed with the Ministry. Reading the Fischer Report's text, one is explicitly informed that the best sampling results obtained in the 1998 field program on the "Expo East" property as Permit 1079 is also known, were obtained upon discovery of a previously unreported showing "in the southwest corner of the permit" (page 5) which was "significant" and found in "gabbro-peridotite in the southwest corner of the permit" (page 5). Both O'Brien and Fischer informed me (and I do verily believe) that this sampling was done by Todd Keast who had been inserted into the 1998 field crew working on NovaWest's properties at the insistence of Mullan who had certain contractual rights in relation to NovaWest's field work on its properties. The relevant Keast sampling referred to, is identified as samples TK 085 to TK 091 in Table 1 of the Fischer Report. If the Fischer Report had been produced by CRI to UMC in its complete true form, a manifest contradiction between the text's assertion that the sampling was on Permit 1079 and the clear indication in the maps that the sampling had been done at locations off the property and to the south of the said permit, could have created the basis upon which UMC would be motivated to make further inquiry. If UMC had made such inquiry UMC could have learned:

(a) that Permit 1079 abutted UMC's Permit 970 in the vicinity of the 1998 Keast sampling referred to;

(b) that NovaWest and Keast had committed a trespass and sampled on Permit 970 in 1998;

(c) that the text of the Fischer Report was not true as to where the said sampling had occurred and that the Fischer Report, even in its complete form, was meant to deceive all but the most careful and sceptical readers. The Ministry was apparently misled and gave assessment credit to Permit 1079 for the Keast sampling done off Permit 1079 and claimed when the Fischer Report was filed.

18. Had CRI in 2002 supplied a complete copy of the Fischer Report to UMC, the 1998 trespass onto Permit 970 by NovaWest and Keast could have been discovered and it would then have become immediately apparent that Mullan relied upon the UTM coordinates of Keast's sampling given in Table 2 of the Fischer Report to guide his travel onto the UMC Property in September 2000 for the purpose of sampling to confirm for himself the correctness of the results reported for the 1998 sampling by Keast, referred to above. Had this evidence been available at the time of the 2002 Arbitration hearing, it alone could probably have resulted in a decision in favour UMC. The Fischer Report entirely negates CRI claims that Mullan's September 2000 sampling was done in good faith, not on Permit 970 and without an intent to trespass onto the UMC Property, Permit 1970.

19. CRI's production of the edited version of the Fischer Report in connection with the 2002 Arbitration was intentionally, meant by CRI to mislead UMC and the Arbitrator and they were so misled. If the complete Fischer Report had been produced by CRI one can reasonably conclude that the Arbitration Award finding could have been different because the actual Fischer Report indicates information which provides the motive for why the trespass by Mullan in September 2000 was to the precise place on Permit 970 where it occurred, which is to the place where Todd Keast had trespassed and sampled in

1998. For these reasons, UMC and its counsel were not alive to the significance of the Fischer Report during the 2002 Arbitration proceeding and remained ignorant of its significance until recently, under circumstances I describe below.

DISCOVERY OF NEW EVIDENCE

20. On or about Thursday, August 21, 2003, after the cross-examinations in the proceeding had taken place, I was informed by Jack Charlton ("Charlton"), (a geological engineer employed by UMC who has prepared a Report attached to the affidavit of Lorne Albaum ("Albaum") in these proceedings) and do verily believe that he had, on his own initiative, contacted O'Brien the president of NovaWest. NovaWest had owned Permit 1079 until in or about August 2000, when it allowed it to lapse. Charlton informed me that he had spoken to O'Brien and that I should call O'Brien, as he might have some useful information concerning the NovaWest field work.

21. On or about August 21, 2003 and subsequently I spoke to O'Brien and he told me (and I do verily believe) that Keast, whom I understand has been employed by CRI since 2000, had been part of the field crew in 1998 when Fischer carried out contract exploration for NovaWest on Permit 1079, the Expo-East property. O'Brien explained that Mullan, who had some control over the selection of personnel to work on properties held by NovaWest in the area, had insisted that Keast be part of 1998 field crew, just as he had insisted in 1997 that Pierre Rheaume ("Rheaume") be part of the 1997 field crew. O'Brien indicated that at all times, he considered Keast and Rheaume as "spies" or informants working for Mullan. He also indicated that the Fischer Report as filed with the Ministry, especially the maps, would be helpful to UMC and he forwarded by facsimile copies of maps and selected pages of text of the Fischer Report on the 1997 and 1998 filed programs to me.

22. A review of Figure 6 to the Fischer Report, shows that the sampling which gave the most significant PGM values, did not in fact take place at the southwest corner of the NovaWest Property as stated in the text of the Fischer Report, but in fact took place off Permit 1079 and to the south of its boundary. Jack Charlton informed me (and I do verily

believe) that the area where the significant Keast sampling in 1998 had occurred, was in fact, on Permit 970. He was able to ascertain this after consulting government prepared claim maps. O'Brien indicated to me yesterday that until he recently spoke to Charlton, he was not aware that Permit 1079 abutted Permit 970 in the vicinity of the relevant Keast sampling in 1998. The CRI produced version of the Fischer Report (without the maps - Figures 6-13) was listed as Exhibit P83 in the UMC list of exhibits and was referenced under the heading "Documents filed by CRI pursuant to undertakings of Mr. Bruce Durham". That exhibit, together with the other UMC exhibits was in the possession of Davies Ward during the 2002 Arbitration hearing.

23. I immediately realized the significance of the maps Figures 6 to 13 which I had been shown by O'Brien. Keast, who participated in this exploration work in 1998, was closely associated with Mullan and Bruce Durham from some date prior to 1998. In 2001, Keast was employed when CRI carried out exploration at the place on the 2000 Mullan Trespass area and the TK Deposit area (as set out in my earlier affidavit), which are no more than 70 metres distant from one another. I have carried out further investigation, and with the assistance of Charlton, whose letter Report is attached as an Exhibit "F " to my Supplementary Affidavit, it has been determined that the UTM coordinates for the relevant 1998 Keast sampling and for the 2001 CRI drill hole TK01-1 are virtually identical. The Keast 1998 sampling and discovery therefore, had occurred on the UMC Property. As well, therefore, Mullan was guided by the UTM coordinates of the 1998 Keast sampling set forth in the Fischer Report when he travelled to the same location in September 2000 to carry out his Mullan Trespass for the purpose of confirming by his own sampling the significant sampling results obtained at that place by Keast in 1998. Mullan's trespass and sampling confirmation, obtained in September 2000 was not disclosed to UMC during the negotiations leading up to the execution of the Option and Joint Venture Agreement dated January 12, 2001.

24. Had the particulars of Keast 1998 trespass been known in 2002 to UMC, the 2002 Arbitration would have not proceeded on the basis that there existed a disagreement about whether or not there had been a trespass by Mullan in September 2000 when he

sampled as reported in the Wares 2001 Report. Rather the arbitration would have been about Mullan's concealment of an intentional trespass to confirm by his own sampling the sampling results obtained from the 1998 trespass on and sampling of the UMC Property by Keast, of which UMC had no knowledge at the time it optioned the UMC Property to CRI.

25. Mullan at his examination for discovery held on June 19, 2002 in the Arbitration proceeding, explained that he actively monitored publicly available reports relating to properties in the Ungava Trough area, which would include Permit 970 and Permit 1079; (Transcript of the Mullan examinations for discovery, p. 54, ques 201: attached at Tab I to my first affidavit):

For this reason it is most probable:

(a) That Mullan and CRI would have seen and reviewed the Fischer Report on public file with the Ministry;

(b) That Keast, who worked on the NovaWest 1998 field program, was an agent of Mullan; (reference in the Fischer Report is to "TK" which are the initials of Todd Keast). He was also employed by CRI in the year 2000. Assuming that Mullan and CRI were not previously aware of the contents of the Fischer Report in 2000, Keast could have brought the details to their attention prior to the time of the September 2000 trespass by Mullan when Keast reviewed the Fischer Report to learn the results of his own filed work;

(c) The press release issued in January 2001, issued by CRI, referring to previously found PGM occurrences, was a reference to the Fischer Report because a version of it was produced by CRI in connection with an undertaking related to the press release. Given that the Mullan Trespass occurred only three or four months prior to the said press release, it is likely that the Fischer Report was in the possession of CRI well before January 2001 and could therefore be used by Mullan to locate the precise site of the Mullan 2000 Trespass. A copy of the

relevant press release is attached as Exhibit "G" to my Supplementary Affidavit. At trial, UMC expects to ascertain from the Ministry records which the defendants by counterclaim and other relevant parties obtained copies of the Fischer Report from the Ministry. UMC as well expects that records of communications between Mullan, Durham, Keast and others will reveal a lively interest in 1998, 1999 and 2000 in the results obtained from the samples labeled TK085 to TK091 in the Fischer Report.

26. This new information about Keast's trespass in 1998 onto Permit 970 is highly significant and determinative as is the discovery that the Fischer Report produced by CRI to UMC in July 2002 was edited. It also provides a basis for a reasonable conclusion that had sufficient opportunity to prepare for the Arbitration been afforded to UMC, all this evidence could have been discovered and available at the Arbitration hearing and would have been extremely probative against CRI. In addition, this evidence proves that CRI knowingly trespassed in September 2000 on to the UMC Property and actively and intentionally misled the Arbitrator in the 2002 Arbitration.

CRI'S FAILURE TO DISCLOSE TO UMC AND THE ARBITRATOR THAT IT USED THE 1998 OFFICIAL FISCHER REPORT WHEN IT OMITTED THE MULLAN TRESPASS

27. At the Arbitration in 2002, CRI did not disclose that at the time of the Mullan Trespass, it was in possession of the Fischer Report and used co-ordinates given in the said Report to locate the site of the Mullan Trespass, which site was the site where the 1998 sampling by Keast had occurred.

28. In fact, CRI actively concealed this evidence from UMC and the Arbitrator. In the Fischer Report produced by way of undertaking, CRI also omitted the "table of contents" pages. As stated above, and more fully in my Supplementary Affidavit herein, Figures 6 through 12 and in particular Figure 6 shows the location where samples TK085 through TK091 were obtained. Figure 6 discloses that the sampling area was located on property well south of the boundary of Permit 1079. I believe that the failure of CRI to provide UMC with a complete copy of the Fischer Report, as filed with the Ministry, was

deliberate. Deleting the contents pages from the Fischer Report produced by CRI concealed the fact that figures had also been omitted. The Report provided pursuant to Durham's Undertaking 2 bore the stamp of the Ministry leading the recipient to conclude, incorrectly, that the document produced was a complete copy of the document as filed with the Ministry, which it was not.

29. Had the Arbitrator been aware that sampling in 1998 took place well within the UMC Property and that the Fischer Report as filed with the Ministry contained co-ordinates which coincide with those for the site of the Mullan Trespass and that therefore the Mullan Trespass occurred with knowledge of the prior 1998 Keast trespass and sampling, the Arbitrator would likely have ruled in favour of UMC or would at a minimum have directed the survey to be carried out as requested by UMC following the conclusion of the scheduled hearing of evidence and before rendering the decision. It is also highly likely that the Arbitrator would not have misdirected himself by misunderstanding the March 2001 press release upon which he based his finding that the September 2000 sampling had been done far away from Permit 970 and to the north.

30. I further believe that had a reasonable adjournment been granted to UMC as requested, the circumstances of which are fully set out in my first affidavit, there could have been sufficient time to determine the correct facts, obtain the complete Fischer Report as filed with the Ministry and present all this most relevant evidence to the Arbitrator. Under the circumstances, it is reasonable to assert, as I do, that there has been a miscarriage of justice in the 2002 Arbitration proceedings.

31. UMC did not know that the NovaWest Expo-East property, Permit 1079 abutted UMC Permit 970 until the last few days of August 2003. Neither did UMC know prior to that time, that the CRI produced version of the Fischer Report was incomplete; that the suppressed maps contradicted the assertion in the text as to where the significant Keast sampling had occurred and that Keast had in fact, trespassed onto Permit 970 in 1998 and sampled at the place where Mullan trespassed and sampled in September 2000.

UNDERTAKINGS, REFUSALS AND QUESTIONS TAKEN UNDER ADVISEMENT ON THE CROSS-EXAMINATION OF BRUCE DURHAM

32.

33. Durham was cross-examined on his Affidavits sworn June 6, 2003 and August 5, 2003 respectively. (The "Cross-Examination").

34. During his Cross-Examination, Durham improperly refused to answer and took under advisement, proper and relevant questions asked of him which sought information and documentation relevant to the matters in issue with respect to the hearing of the Strike Motion. Attached hereto as **Exhibit "B"** is a true copy the questions listed on Schedule A to the notice of motion herein. A copy of the transcript of the Cross-Examination will be filed with the Court at the hearing of the Motion.

35. Durham has maintained his refusal to provide and produce the information and documentation requested of him. The information and documentation sought is relevant to the matters in issue and is not privileged.

36. To date, Durham has not provided all of the answers and documents he undertook to produce on his Cross-Examination. A list of the questions for which answers remain outstanding are attached at **Exhibit "B"** to this my affidavit.

37. Attached hereto as **Exhibit "C"** to this my affidavit, is a true copy of correspondence dated August 29, 2003 from Harvin Pitch to Peter Griffin, in which Mr. Pitch advised that we required a further attendance of Durham with respect to questions arising from his answers to undertakings. Subsequently, by correspondence dated September 4, 2003, Mr. Griffin advised that Durham would not re-attend to be examined. Attached hereto as **Exhibit "D"** is a true copy of the said correspondence.

38. Attached hereto as **Exhibit "E"** to this my affidavit, is a true copy of correspondence dated September 4, 2003 from Peter Griffin counsel for CRI to Harvin Pitch counsel for UMC, enclosing an incomplete list of Durham's answers to undertakings. Within the said correspondence, Mr. Griffin advised that "it is not the present intention of my clients to

answer the questions taken under advisement or objected to, save as specifically responded to."

39. On September 9, 2003 our counsel had sent further correspondence to Peter Griffin in response to his correspondence dated September 4, 2003, a true copy of which is attached hereto as **Exhibit "F"** to this my affidavit. To date Durham has refused to re-attend on his Cross-Examination, to allow us to complete to examination on undertakings and advisements not having had an opportunity to examine upon them at his previous attendance.

SWORN BEFORE ME at the City of	)	
Toronto, in the Province of Ontario	)	
on the 18th day of September, 2003.	)	
	)	signed "Glen Erikson"
______________________________	)	**GLEN ERIKSON**
A Commissioner, etc.	)	

SCHEDULE "E"

Court File No: 03-CV-244125CM2

ONTARIO
SUPERIOR COURT OF JUSTICE

B E T W E E N:

CANADIAN ROYALTIES INC.,

Plaintiff

- and -

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Defendants

AND BETWEEN:

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Plaintiffs by counterclaim

- and -

GLEN MULLAN, BRUCE DURHAM, THOMAS O'BRADOVICH,
JENNIFER BOYLE, GLEN SCHLYTER, JAMES MUNGALL,
ROBERT WARES, CYGNUS CONSULTING INC.,
UNIVERSITY OF TORONTO and CANADIAN ROYALTIES INC.,

Defendants by counterclaim

SUPPLEMENTARY AFFIDAVIT OF GLEN ERIKSON

I, GLEN ERIKSON, of the Turks and Caicos Islands, **MAKE OATH AND SAY AS FOLLOWS:**

1. This Supplementary Affidavit is further to my affidavit sworn July 18, 2003, and is in

further response to the motion brought by the plaintiff ("CRI") and some of the defendants by counterclaim, to strike the counterclaim and for such other relief as set out in their notices of motion. (The "Strike Motion")

2. As stated above, I have filed an affidavit sworn July 18, 2003 (the "First Affidavit") and am filing this Supplementary Affidavit to deal with relevant and significant matters that have come to the attention of UMC since swearing the First Affidavit. In my Supplementary Affidavit, I will use the same terms as set out in the First Affidavit. As stated therein, I was a Director of UMC and UMEI (hereinafter collectively referred to as ("UMC") until recently and I am lately a consultant to UMC and as such have personal knowledge of the matters set out below, except where stated to be on information and belief, in which case, I have named the source of my information and verily believe such advice to be true.

OVERVIEW

3. As will be more fully described below, there is a legitimate concern that full and adequate disclosure in this action has not been provided by CRI to UMC and to the Arbitrator in the 2002 Arbitration proceeding giving rise to the Arbitration Award which CRI offers as a complete bar to its need to respond and to the allegations and claims made by UMC in the counterclaim herein. It is apparent that relevant documentation and information has been withheld from UMC by CRI in an effort to prevent the discovery of significant evidence.

4. There is legitimate concern that documents produced by CRI in connection with the Arbitration proceeding in 2002 were incomplete, and that what was omitted was very material information.

5. In summary, I will relate that NovaWest Resources Inc. ("NovaWest"), the holder of mineral property Permit 1079, caused exploration work to be carried out in the summer of 1998 which resulted in sampling occurring on Permit 970, the Property of UMC (as it

was then constituted. Reference to the "UMC Property" shall include, unless otherwise, Permit 970 and comprised mining claims). I intend to further demonstrate:

a) that the 1998 exploration work carried out for NovaWest discovered the existence of valuable mineralization, including PGM on UMC's Permit 970;

b) that Todd Keast, employed by the contractor doing the work for NovaWest (at the insistence of Mullan), did the 1989 sampling on Permit 970;

c) that that discovery was referred to, falsely, in the text of an assessment report prepared in November 1998 by P. Fischer & Associates ("Fischer") (The "Fischer Report") as being located on Permit 1079;

d) that the Fischer Report was intended to be deceptive;

e) that the Fischer Report, including its maps, was used by CRI to guide Mullan to the place of the September 2000 trespass and the sampling by Mullan on the UMC Property, (the details of which are referred to in my first affidavit);

f) that pursuant to an undertaking to produce given on examination of Bruce Durham in the 2002 Arbitration proceeding, CRI supplied a version of the Fischer Report which had been edited to suppress maps which indicate that the Todd Keast sampling had not occurred on Permit 1079, as stated in the text, but rather had occurred off Permit 1079 and in fact on Permit 970;

g) that had the suppressed Fischer Report maps been disclosed to UMC and the Arbitrator, or had the maps been otherwise been discovered by UMC and presented into evidence, it is reasonable to suppose that the Arbitration Award could have found that CRI had committed an intentional trespass in 2000 which had been concealed from UMC during its negotiation of the January 12, 2001 Agreement.

BACKGROUND: ADDITIONAL PARTIES AND PROPERTY DESCRIPTION

6. Prior to CRI acquiring by staking the exploration rights to the area known as the Phoenix Property, being Permit 1608 on October 24, 2000, that area comprised the westerly portion of a property known as the Expo-East property, being Permit 1079, which was optioned until it lapsed, to NovaWest. The westerly portion of Expo-East, was contiguous to the UMC Property, being immediately north and east of the UMC Property as can be seen from the maps prepared by or on behalf of the Quebec Ministry of Energy and Resources (the "Ministry") as No. 35H/11 made as of July 10, 1997, and as of January 25, 1999, copies of which are attached hereto and marked as **Exhibits "A" and "B"** respectively.

NOVAWEST

7. The Expo-East property Permit 1079 was apparently owned by 2973090 Canada Inc. a corporation controlled by Mullan and had been optioned to NovaWest. In August 2000 Permit 1079 lapsed. During the term of the option, NovaWest commissioned exploration programs in 1997 and 1998 on the Expo-East property, Permit 1079.

TODD KEAST

8. I am informed by Pat O'Brien ("O'Brien"), President of NovaWest (and do verily believe) that Todd Keast ("Keast") a geologist, gained extensive knowledge of the geology of what became the Phoenix Property and the Wedge portion of the UMC Property by participating in the 1998 exploration program conducted for NovaWest on the Expo-East property by Peter Fischer. I am further informed by him Keast was inserted into the 1998 field crew at the insistence of Mullan. In addition, Keast participated in the drilling and exploration work carried out by CRI on the Wedge portion of Permit 970 in the summer of 2001 and authored the Assessment Report on the South Trend Group of Properties for CRI dated November 12, 2002 which contained

information concerning the 2001 and 2002 CRI exploration programs on the UMC Property, including the Wedge. He also co-authored a Report with respect to the 1999 exploration program carried out by Anglaumaque Explorations Inc. (a company which I believe is controlled by Mullan, on properties near the UMC Property. Accordingly it appears that Keast, who according to O'Brien and Fischer resides in Timmins and is a long time associate of Bruce Durham, has been associated with Mullan continuously since at least 1998.

SAMPLING AND PROSPECTING WORK CARRIED OUT BY FISCHER FOR NOVAWEST RESOURCES IN THE SUMMERS OF 1997 AND 1998

9. In the summer of 1997, Peter Fischer carried out a reconnaissance field program for NovaWest examining a number of properties, including the Expo-East property. A copy of the Report prepared by Fischer regarding the summer 1997 exploration program (the "1997 Fischer Report") is attached hereto as **Exhibit "C"**. This Report was one of the reports produced by CRI to UMC on or about July 4, 2002 pursuant to an undertaking that CRI's counsel gave at Durham's examination for discovery held on June 27, 2002 in the 2002 Arbitration (the undertaking is referred to as "Undertaking - 2").

10. The 1997 Fischer Report (see page 50) reports that Fischer had ascertained that a second type of mineralization, essentially as described in paragraph 18 of my First Affidavit, was present on the Expo-East property. This report was filed with the Ministry of National Resources after which it became available to the public.

11. .In the summer of 1998, Fischer carried out further exploration work on the Expo-East property, for NovaWest. The Report regarding the 1998 exploration program is referred to as the "Fischer Report" is attached hereto as **Exhibit "D"**. It reports that in the summer of 1998, valuable mineralization including PGM was discovered. While the text of the Fischer Report falsely states repeatedly that the discovery was made in the southwestern portion of Permit 1079, the Expo-East property, the maps accompanying the text being figures 6 to 13, disclose that the sampling was actually done off Permit

1079 and to the south of that Permit. The identity of the Permit, if any, adjacent to Permit 1079 where the sampling occurred is not provided in the Fischer Report. However, if one consulted a government prepared claim map, one could determine that the 1998 sampling actually occurred on UMC's Property, Permit 970. It has been discovered by UMC in the past few days that the copy of the Fischer Report produced by CRI to UMC in satisfaction of its undertaking in 2002 omitted the maps, labelled Figure 6 through 13, and the two pages of "Table of Contents", though the produced version of the Fischer Report bore labels to indicate that it was a copy of the Fischer Report as filed with the Ministry, which is complete. By suppressing the said maps and Table of Contents CRI assured that UMC and the Arbitrator would be deceived by the false description given in the text as to where the 1998 discovery had been made. When UMC in late August 2003, secured copies of the Fischer Report, Exhibit "D" directly from the Ministry, it learned that the version of the Fischer Report supplied by CRI pursuant to its 2002 Arbitration proceeding undertaking was incomplete. The version of the Fischer Report delivered by CRI in partial satisfaction of undertaking U-2 on July 4, 2002 is attached hereto and marked as **Exhibit "E"**. (The report found in the records of the Ministry attached as Exhibit "D" is sometimes referred to as the "Official Fischer Report"). The Official Fischer Report contains two table of contents pages which includes reference to a list of figures ("maps"). The version of the Fischer Report produced by CRI to UMC by way of undertaking contains the maps which are Figures 1 through 5 and omits the balance of the maps, Figures 6 through 13. It also did not contain the table of contents pages. Accordingly, **Exhibit "E"** was intentionally modified by CRI for the purpose of deceiving UMC and the Arbitrator.

12. The copy of the Official Fischer Report obtained from the Ministry contains maps not in the version produced by CRI which diametrically contradict the narrative and text of the Fischer Report, specifically as to where Keast did the sampling in 1998 which resulted in the reported discovery. The said maps showed the location of the exploration work in relation to the boundaries of Permit 1079, and clearly show the sampling as having been done OFF Permit 1079.

15. Just prior to UMC, CRI and others entering into the option and joint venture agreement (the "Agreement") dated January 12, 2001, respecting the UMC Property, the Province of Quebec amended the *Mining Act* whereby exploration permits and mineral claims could be replaced by Map Designated Units ("MDUs"), being cells of fixed dimension on a GPS defined grid. It could be determined in advance where MDU boundaries would be situate if permits or claims were to be replaced by MDUs. CRI caused Permit 970 and comprised mineral claims to be replaced by MDUs in 2001.

16. The Phoenix Property abuts the UMC Property along a portion of its northern boundary. A northerly part of the UMC Property close to the Phoenix Property is described in paragraph 28 of the statement of defence and counterclaim as being the site of the "Mullan Trespass" which occurred in September 2000, being near the site where in 2001 a discovery of valuable mineralization was made by diamond drilling carried out by CRI. That latter site is now known as the TK Discovery Site (the TK Discovery made in 2001 is referred to in paragraph 28 of the statement of defence and counterclaim as a "TK Deposit Area"). In this affidavit, reference to the TK Discovery, TK Discovery Area, TK Discovery Site and TK Deposit Area are synonymous and refer to the same diamond drilling and site drilled by CRI in 2001. The Mullan Trespass site, where a discovery was made in September 2000, is about 70 metres west of the TK Discovery site. The Mullan Trespass site was subsequently the place where CRI drilled diamond drill hole TK01_1 in 2001. The TK Discovery was made as a result of CRI diamond drill holes TK01-2, TK01-3, TK01-4, and TK01-5, all drilled as splay holes from a single surface location.

The Knowledge of the defendants by counterclaim of the potential of the Property to host mineralization as of January 2001

17. Up to and including 1997, drilling and testing had sporadically been conducted on the UMC Property to locate the presence of massive sulphide related mineralization. It was expected, due to the then current theory of mineralization regarding the UMC Property, that if valuable metals such as nickel and copper were to be found in significant quantities, it would be in massive sulphide deposits. Buried sulphide deposits had been located on the UMC Property prior to 1997 as a result of drilling and testing. A single assay in 1970 had revealed the presence of low grade platinum group metals ("PGMs") in a sample of concentrate massive to disseminated sulphide mineralization from the UMC Property taken from the Expo Ungava Deposit ("EU Deposit"). The EU Deposit lies under a few square kilometre area near the centre of the UMC Property. In the period 1995 to 1997, UMC commissioned airborne geophysical surveys over the UMC Property and several interpretive reports. All surveying and interpretation suggested that the UMC Property's potential lay in encountering base metals in significant concentration associated with buried massive sulphide mineralization. Other minerals, such as cobalt and PGMs, might be encountered in minor amounts in conjunction with such mineralization. In the interpretive reports and in UMC documents, the UMC Property is sometimes referred to as the "Expo Ungava Property."

18. The UMC Property, is now known to host a second type of mineralization sometimes styled "Kambalda type" mineralization. In the case of the UMC Property this

mineralization comprises copper and PGMs to be found in the very extensive peridotite rock structures on the UMC Property in concentrations which are independent of sulphide content. Such peridotite hosted mineralization can be encountered by sampling the surface of the UMC Property and preliminary recognisance and prospecting for "Kambalda type" mineralization in the peridotite can be carried on cheaply and easily by surface sampling and assaying. Prior to entering into the Agreement with CRI on January 12, 2001, UMC did not know of the "Kambalda type" mineralization potential of the UMC Property, but Mungall had such knowledge, as did CRI and its directors. Wares learned of such mineralization potential of the UMC Property in June 2001 and concealed it from UMC. UMC had commissioned Engineering reports in 1995 through 1997 which recounted that in or about 1970, a single assay for PGM's had been performed on a concentrated sample obtained from diamond drilling at the EU Deposit. That sample had shown the presence of minor values of PGMs in the EU Deposit ore. Apart from that one test, UMC prior to January 12, 2001, was not aware that any other PGM mineralization had been encountered by anyone in a sample collected on the UMC Property. This is true in respect of PGM's in either sulphide hosted mineralization or in "Kambalda type" mineralization hosted by peridotites.

19. As at January 2001, when UMC entered into the Agreement, (see paragraph 25 below) it was the understanding of UMC that the EU Deposit located on the UMC Property was not commercially viable and that the further exploration of the UMC Property would require extensive and expensive diamond drilling to hunt for other buried sulphide bodies

which if encountered, might or might not be mineralized with economically significant metals.

20. It is alleged in the statement of defence and counterclaim (and will be discussed below), that the defendants (or some of them) through wrongful acts as particularized in the statement of defence and counterclaim from time to time, concealed their discoveries that the UMC Property hosted a second type of mineralization of copper and PGMs present in the extensive peridotite rock formations found throughout the UMC Property, and specifically in the areas of the Mullan Trespass, TK Discovery, and the Mesamax. As a result of these discoveries, the UMC Property was secretly known by the defendants to be extremely valuable and this information was known by all the defendants other than Wares prior to the negotiation and execution of the option and joint venture agreement on January 12, 2001.

RETAINING OF MUNGALL IN 1999

21. In 1997, Wares had carried out a program of exploration work on the UMC Property and had a collection of samples from the UMC Property including grab samples and samples from historic drill core from the EU Deposit and elsewhere on the UMC Property assembled and transported to his warehouse in Montreal. In 1998, the High North option of the UMC Property was terminated and the sample collection in Wares' warehouse became the sole property of UMC. In early 1999 James Mungall, who had worked for

Wares on the UMC Property in 1997, contacted UMC and offered to analyse the collection for the joint benefit of UMC and Mungall.

22. It is alleged in the statement of defence and counterclaim (and in an action filed in the Ontario Superior Court of Justice Court as File #02-CV-230552CM2) that:

(a) a contract was entered into between Mungall and UMC in 1999 whereby Mungall would obtain custody of the said sample collection in Wares' warehouse and would carry out studies of such samples and would advise UMC of the results;

(b) prior to January 12, 2001, when the Agreement was entered into, Mungall performed tests on the collection and learned of the "Kambalda type" copper and PGM mineralization potential of the UMC Property. This most important information Mungall did not disclose to UMC, though duty bound to do so.

MULLAN TRESPASS ONTO UMC PROPERTY

23. In September 2000, Mullan and others trespassed on to the UMC Property without the knowledge or permission of UMC and carried out a program of mineral exploration including ground geophysical surveying, mapping and sampling. As a result of such exploration Mullan, CRI and the other directors of CRI acquired important geological information about the UMC Property. This information was later described in the 2001 Wares Report as a "discovery" of PGM and copper mineralization "hosted by peridotite." I am advised by Wares and do verily believe, that words describing the September 2000

exploration and assay results were supplied to him by Durham for inclusion by Wares in his 2001 Report. The discovery made as a result of the September, 2000 sampling by Mullan was never disclosed to UMC by Mullan, CRI, or the other CRI directors prior to January 12, 2001, though duty bound to do so. The place of the Mullan Trespass where the discovery samples were collected in September 2000 is the same as where CRI drilled hole TK01-1 in the summer of 2001.

ACQUISITION OF PHOENIX PROPERTY BY CRI AND NEGOTIATION OF OPTION AND JOINT VENTURE AGREEMENT

24. In October 2000, CRI used the discovery information acquired in September 2000 as a result of the Mullan Trespass on the UMC Property to acquire the Phoenix Property which adjoins the UMC Property in the vicinity of the immediate Mullan Trespass area. In the period of October 2000 to January 2001, CRI approached UMC and negotiated the terms of the Agreement.

25. On December 12, 2000, the binding letter of intent between the parties was executed at a meeting between UMC and CRI in Toronto and later the January 12, 2001 Agreement was entered into between CRI, UMC, Gogama Gold Inc. and 582566 Alberta Inc., the latter two parties being owners of the two registered 1% net smelter return royalties in the UMC Property. Prior to entering into the December 12, 2000 letter of intent between UMC and CRI, UMC did not know of the occurrence of the Mullan Trespass and discovery made in September 2000.

26. The Agreement provided *inter alia* that:

(a) CRI had the right to acquire on an incremental basis up to 80% interest in the UMC Property in consideration of CRI incurring certain exploration, development, assessment and other expenditures in respect of the UMC Property; and,

(b) In the event that CRI acquired an 80% interest in the UMC property, Ungava and CRI would be deemed conclusively to have formed a joint venture business relationship to carry out further mining work on the UMC Property.

EVENTS GIVING RISE TO THE DEMAND FOR ARBITRATION

27. As alleged in the statement of defence and counterclaim, in or about April 2002, UMC discovered:

(i) that a portion of the UMC Property, located along the northern boundary, no longer comprised part of the UMC Property, but rather comprised part of the Phoenix Property;

(ii) that the said portion compromised the TK Discovery Area; and

(iii) that the said portion comprised as well the location of certain 1970 drill holes which were known by UMC from all previous maps and reports, to have been on Permit 970.

28. UMC immediately called for an arbitration in accordance with article 12 of the Agreement claiming the return of that portion of the UMC Property which had been obtained by CRI from UMC without its consent and in breach of the terms of the Agreement, all as pleaded in the statement of defence and counterclaim. At that time UMC did not know that Mungall had discovered anything of significance in connection with the sample collection provided to him in 1999, nor did UMC know of the Mullan Tresspass and the September 2000 discovery of mineralization resulting therefrom.

EARLY EVENTS IN THE ARBITRATION

29. On May 24, 2002, the Honourable Claude Bisson was appointed as the arbitrator ("Arbitrator").

30. On May 1, 2002, UMC deposited its Preliminary Statement of Claim which addressed the improper acquisition of certain acreage from the UMC Property by CRI, which acreage is sometimes referred to as the "Wedge" acreage or property.

31. UMC had retained Jean Guy Bertrand of the law firm of Ogilvy Renault ("Ogilvy") to act for them in the Arbitration and at CRI's request, the Arbitration was fast tracked with a hearing scheduled for the week of July 15th through July 19th, 2002. CRI had indicated that it wished to have the Arbitration award in hand before commencing field work that season on the UMC Property.

32. The Arbitration involved detail and complex factual matters including the analysis of technical engineering reports and geological mining maps and a very confusing series of documents relating to the designation of the UMC Property into MDUs. The preparation by Ogilvy and UMC for the Arbitration was intensive in April, May, and June 2002.

REVISION OF CLAIM

33. On June 13, 2003, in response to an order for production of documents, counsel for CRI produced the 2001 Wares Report (see the affidavit of Bruce Durham sworn June 16, 2003, ("Durham Affidavit"), Exhibit "C") and the Mungall Report (Durham Affidavit, Exhibit "D"). Notwithstanding that these Reports are dated June 25, 2001 and June 27, 2001 respectively, copies had never been previously forwarded to UMC. A copy of the letter dated June 13, 2002 from CRI's counsel enclosing the Wares 2001 Report and Mungall Report, is attached hereto as **Exhibit "A"**. The Mungall Report disclosed very exciting details relating to the potential of the UMC Property to host "Kambalda type" mineralization of copper and PGM's.

34. In the 2001 Wares Report, which I reviewed for the first time following its receipt on June 13, 2001, it was revealed that:

(i) CRI had conducted work in the year 2000 on the Phoenix Property which disclosed the existence of PGM-copper mineralization hosted by peridotites;

(ii) this type of mineralization referred to in paragraph 18 above, existed on the UMC Property as it had extensive systems of peridotite formations on its surface; and,

(iii) that there was potential for copper and PGM mineralization in the peridotite rock structures on the UMC Property. As set out in page 10 of the Wares 2001 report:

> "Canadian Royalties has a 100% interest in the Phoenix Property, which abuts the northern boundary of the Expo Ungava property. A new PGM occurrence hosted by peridotite was discovered on the Phoenix property during reconnaissance work in 2000. No previous exploration work has been reported in the immediate vicinity of the this new showing. The surface expression of the occurrence is a low-lying gossan that extends under overburden cover. It is located 12 km to the northeast of the Expo Ungava deposit."

35. I became suspicious that this work program carried out in 2000 had in fact been carried out on the UMC Property and in addition, that the place where the September 2000 discovery was made was located on the Wedge acreage obtained by CRI in June 2001, as described below.

36. UMC instructed Ogilvy to amend the statement of claim in the Arbitration to plead trespass by CRI onto the UMC Property prior to the entering into the Agreement, CRI's failure to disclose the discovery of copper and PGM mineralization hosted in peridotite on the UMC Property and to seek the appropriate relief.

37. On June 19 and 20, 2002, Ogilvy examined Mullan for discovery and on June 27, 2002, examined Durham for discovery. From the information disclosed by them it appeared that the area of the Mullan Trespass where the September 2000 discovery was made was very near what became known as the site of the TK Discovery.

38. In his examination for discovery Mullan indicated on a map the general area of the September 2000 sampling by drawing a relatively large circle, the area of which comprised part of the UMC Property.

39. At this time, UMC and Ogilvy were busy preparing for the Arbitration, drafting very extensive amendments to the statement of claim and other documentation and awaiting the answers to undertakings given at Mullan and Durham's examination for discovery in particular.

40. Those undertakings were only complied with on July 4 and July 8, 2002 when counsel for CRI delivered answers to undertakings including maps.

41. In June, 2002, Ogilvy had hired Carto-Media, map makers familiar with the UMC Property because they had produced maps to accompany the Osborne Compilation Reports prepared by Osborne for UMC in 1996. Carto-Media was hired to review maps made pursuant to the Plante Report prepared in early 2002 detailing CRI's 2001 exploration results on the UMC Property and ascertain the location of the September 2000 sampling and discovery. Simon Roy of Carto-Media produced a short note to Ogilvy and prepared a map ("Roy Map") which showed that diamond drill holes TK01-1 and TK01-2 were drilled on UMC Property as it was on January 12, 2001. Simon Roy's note and Roy Map are attached hereto as **Exhibit "B".**

OGILVY SEEKS TO RETIRE AS COUNSEL FOR UMC

42. On July 8, 2002, on its own initiative, Ogilvy called the Arbitrator advising that it wished to be removed as counsel for UMC. That occurred seven days before the Arbitration hearing was to commence.

43. It is not the intention of UMC to waive solicitor/client privilege. However, as set out in the letter sent by Ogilvy to the Arbitrator dated July 9, 2002, (Durham Affidavit, Exhibit "I") the reason for Ogilvy's request was not on account of non payment of fees. UMC did not instruct Ogilvy to retire from the case, nor was UMC seeking to replace Ogilvy with other counsel in order to secure a delay in the start of the Arbitration. Ogilvy's self determined withdrawal as counsel at that point was unexpected and unwelcomed by UMC and was highly prejudicial to UMC. The Arbitration was due to commence in seven days. UMC did not instruct Ogilvy to contact the Arbitrator on July 8, 2002 and it was only on July 8, 2002, that UMC learned that Ogilvy would seek to withdraw as counsel for UMC at the Arbitration.

44. On July 9, 2002 a conference call took place between Ogilvy, counsel for CRI and the Arbitrator. UMC was not invited to participate in this conference call notwithstanding that a request for withdrawal was being made by Ogilvy and that a discussion would take place concerning the timing of an adjournment of the Arbitration hearing. As set out in the letter sent by Ogilvy to the Arbitrator dated July 9, 2002 during the telephone

conference call, Ogilvy proposed that the Arbitration commence during the week of August 19, 2002 stating that:

> "The week of August 19 mentioned this morning would appear to provide sufficient time to claimants to make alternate arrangements and have their day in court".

The fixing of the new Arbitration hearing date placed UMC in a very difficult position because the new hearing date of August 12, 2002 was set without affording UMC the opportunity to secure and instruct counsel who would be able to advise as to what time for preparation was required by them. In addition, the issue of the hearing adjournment should have been resolved by taking the following additional factors into consideration:

(a) it was the height of the summer time when counsel are often on holiday; and,

(b) this was a complex and technical Arbitration which was being expanded to deal with the Mullan Trespass issue; and,

(c) production by CRI had resulted in extensive documentation, technical reports and complex maps which had to be analysed and marshalled to the case.

At this point, July 9, 2002, UMC had no idea who it might retain as replacement counsel and therefore, had no idea how much time it might take to engage suitable Montreal counsel.

45. On July 10, 2002, CRI's counsel wrote the Arbitrator (Durham Affidavit, Exhibit "J") objecting to the Arbitration being adjourned claiming:

(a) that Ogilvy's request to cease acting for UMC violated article 3.03.04 of the "Code de deontologie des avocats". A copy of the Code of Professional Ethics is referred to is attached hereto as **Exhibit "C";**

(b) that the motion was manifestly tardy and that the motivation of UMC in seeking new counsel one week prior to trial was clearly dilatory. This suggests that UMC had control over the decision of Ogilvy to withdraw from the Arbitration or had wished for or orchestrated such a withdrawal, which is not the case; and,

(c) that CRI was prejudiced because it is forced to carry out a "mining exploration campaign" with the risk that it may lose its interest in the UMC Property if the Arbitrator were to rule against it. However, as I subsequently pointed out in a letter to the Arbitrator dated July 16, 2002 (Durham Affidavit, Exhibit "M"), CRI had committed to commence the season's field program in the week of June 25, 2002, weeks in advance of the July 15th, 2002 date originally scheduled date for the commencement of the Arbitration hearing.

46. I believe that Ogilvy was in violation of that article and of the Code of Professional Ethics in seeking to withdraw at that point, in the face of the imminent Arbitration proceeding due to commence in seven days and leaving UMC without counsel in a complex and very important Arbitration matter. The Arbitrator, should have recognized that Ogilvy was in breach of the Code of Professional Ethics and either required Ogilvy

to proceed as UMC counsel, or should have provided a meaningful, reasonable and adequate adjournment so that UMC could obtain counsel in the normal course and properly prepare for the Arbitration hearing.

47. On July 10, 2002, the Arbitrator issued his Interim Ruling, (Durham Affidavit, Exhibit "K") allowing Ogilvy to resign and requiring the Arbitration to commence August 12, 2002, whether or not UMC was able to secure and instruct new counsel. In doing so, the Arbitrator clearly sanctioned behaviour by Ogilvy which would or should not have been permitted in an ordinary civil proceeding or in this Arbitration matter under the aforesaid Code of Professional Ethics. In setting this new schedule for the hearing, the Arbitrator did not hear representations from or on behalf of UMC, and decided the matter unfairly, thereby denying UMC natural justice.

48. The Interim Ruling also required UMC to serve its pre-hearing Rule 15 documents on or before July 29, 2002. As well, while not specifically stated in the Interim Ruling, it was apparent to me that UMC would have to file any amended statement of claim before July 29, 2002. As UMC comprises two corporations, I understand that it was necessary that they be represented by counsel at the time that any amended statement of claim or Rule 15 material was filed.

49. UMC immediately proceeded to seek alternative counsel who would be available to prepare for an Arbitration commencing August 12, 2002. Upon the suggestion of UMC's longtime Quebec legal advisor, Gilles Reny, UMC contacted Andre Valiquette of

Montreal who advised, on or about July 12, 2002, that he could only represent UMC if the hearing could be adjourned to August 19, 2002. Maitre Valiquette required the additional time for preparation because the other counsel in his firm who was to work on this case with him was on holiday until August 1, 2002.

ARBITRATOR REFUSES TO GRANT ADDITIONAL TIME TO ALLOW UMC TO SEEK COUNSEL

50. On July 16, 2002, the Arbitrator refused to grant the requested extension of the Arbitration date, notwithstanding the unavailability of Maitre Valiquette if the adjournment to August 19, 2002 was not allowed. A copy of the letter from the Arbitrator dated July 16, 2002 refusing the adjournment is attached hereto as **Exhibit "D"**. I thought this unreasonable specifically as all reason for a fast track hearing of the Arbitration had fallen away prior in June, 2002, when CRI published its commitment to carry out its 2002 work program on the UMC Property without waiting for the Arbitration outcome.

51. Frustrated with my inability to secure counsel who would be both able to prepare for and attend at the August 12, 2002 Arbitration hearing and as UMC did not have counsel, I wrote to the Arbitrator directly by letter dated July 16, 2003 (Durham Affidavit, Exhibit "L") explaining the circumstances referred above and requesting an adjournment of the hearing form August 12, 2002 to August 26, 2002. Notwithstanding that I suggested that the Arbitration hearing commence August 26, 2002, I believed then (and I believe now)

that a longer, fully adequate adjournment was warranted and required. I believed at the time of my letter that the Arbitrator would not grant a longer, truly adequate adjournment, to some date after August 26, 2002 and for that reason an adjournment to a date later than August 26, 2002 was not requested by me. As can be seen from a review of that letter:

(a) I explained that the statement of claim was in the process of being amended;

(b) I outlined UMC's attempts to secure the services of a leading mining counsel, Andre Valiquette;

(c) I proposed a timetable for the filing of the amended statement of claim and amended statement of defence with the Arbitration to be heard the week of August 26, 2002;

(d) I explained the fact that there was no prejudice to this adjournment as alleged by CRI, since CRI had previously committed to its exploration program for 2002 well in advance of the original Arbitration hearing date and it was therefore, willing to take the risk of carrying out exploration work on property in which it might ultimately lose its option rights.

52. UMC waited for the decision of the Arbitrator and Andre Valiquette wrote the Arbitrator on July 23, 2002 asking him to render a decision on my request as set out in my letter to the Arbitrator dated July 16, 2002. A copy of the letter from Andre Valiquette to the Arbitrator dated July 23, 2002 is attached hereto as **Exhibit "E"**.

53. On July 23, 2002, the Arbitrator wrote Maitre Valiquette (Durham Affidavit, Exhibit "M") refusing to grant any extension. He characterized my request for an adjournment as a "violation" of his July 10, 2002 Interim Ruling.

54. As a result of the foregoing, Lorne Albaum, a director of the defendant, Ungava Minerals Corp. and I prepared the amended statement of claim of UMC and the Rule 15 prehearing brief, without the benefit of Quebec counsel and served and filed same on July 29, 2002 as required. (The amended statement of claim is attached as Exhibit "N" to the Durham Affidavit).

55. CRI subsequently made an unsuccessful motion that UMC's amended statement of claim and Rule 15 documentation be struck out because it had not been prepared by counsel.

56. UMC was clearly prejudiced by the rulings of the Arbitrator in that it was required to prepare the amended statement of claim and prehearing brief on a fixed schedule with or without the benefit of Quebec counsel. That documentation was subsequently inherited by UMC's counsel who acted for UMC at the Arbitration hearing.

RETAINING NEW COUNSEL FOR THE AUGUST 12TH HEARING DATE

57. UMC retained Davies Ward Phillips and Vineberg LLP on July 31, 2002. George Pollack assisted by Carolyn Jacques handled the file.

58. Between July 31, 2002 and August 12, 2002, there was no time to carry out a survey of the UMC Property in order to generate additional evidence that CRI had committed trespass in 2000 and made a discovery on the UMC Property. It was clear to UMC and George Pollack (see his affidavit filed herein) that it was extremely unlikely that the Arbitrator would be agreeable to any further adjournment, though warranted and any such a request would only further alienate him. Counsel for UMC wrote to the Arbitrator on August 6, 2002 confirming that the Arbitration would proceed on August 12, 2002 (Durham Affidavit, Exhibit "P"). In that letter, counsel for UMC, requested by way of motion, that following the conclusion of the scheduled hearing of the evidence, and before the rendering of a decision, a land surveyor appointed by the arbitrator determine:

(a) the original northern boundary of the UMC Property;

(b) the altered northern boundary of the UMC Property; and,

(c) the location of the occurrences (being the place of the September 2000 discovery and the TK Discovery) in relation to both the original UMC boundary and the altered boundary (altered by the transfer of the Wedge acreage to CRI).

59. Counsel enclosed the Roy Map with that letter. The Roy Map illustrated the position of the old boundary, the new boundary and the TK01-1 and TK01-2 drill sites. The Roy Map disclosed the close proximity of the two drill sites and the distance to the original and altered UMC boundaries, and that issues of location between these places in relation to one another involved some tens of metres in each case. The road accordingly was open for the Arbitrator to obtain certain and independent scientific determination of all relevant locations. It was anticipated (and set out in the protocol) that the Arbitrator

would render his decision 30 days after the completion of the hearing of the evidence. There would, therefore, be sufficient time for the surveyor to carry out his work and report before the anticipated date when the Award might be delivered. In the event, the hearing of evidence was completed on August 23, 2002 and the Arbitrator then indicated then he could not render his decision until October 31, 2002 having informed the parties that he could not even commence to write the award until October 1, 2002.

60. The Arbitration hearing began on August 12, 2002. It would have been highly preferable for counsel and UMC to have had more time to prepare for the Arbitration.

61. UMC was severely prejudiced by being forced to commence the Arbitration on August 12, 2002 because of what had transpired and is recounted above.

62. Among other things, further evidence which could have conclusively determined whether or not there was a trespass in connection with the September 2000 sampling and discovery could have been obtained by new counsel, as they thought advisable.

63. Certain prejudice to UMC as well arises upon Mungall not being called as a witness at the Arbitration hearing:

(a) Mungall was to be a witness called by UMC at the Arbitration. He could have given evidence concerning the following issues:

(i) his knowledge of the state of mineralization of the UMC Property in September 2000;

(ii) his involvement in the Mullan Trespass;

(iii) when he first discovered that the UMC Property hosted "Kambalda type" mineralization;

(iv) when he brought information about the "Kambalda type" mineralization to the attention of CRI;

(v) whether he brought the "Kambalda type" mineralization of the UMC Property to the attention of CRI before the date of the transfer of the Wedge acreage to CRI in June 2001;

(b) A subpoena was in issued to Mungall by UMC and was served. His counsel refused to acknowledge the validity of the service. Attached hereto as **Exhibit "F"** is a copy of a letter dated August 7, 2002 from Mungall's counsel to George Pollack advising that their position was that the service of the summons was a nullity. Attached hereto as **Exhibit "G"** is correspondence from George Pollack to the Arbitrator and counsel for Mungall advising that a motion would be brought before the Arbitrator for an order compelling Mungall to attend to give evidence at the Arbitration;

(c) On August 13, 2002, at the beginning of the Arbitration hearing, UMC secured an order from the Arbitrator requiring Mungall to attend. Attached hereto as **Exhibit "H"** is the order from the Arbitrator together with a motion dated August 14, 2002 to homologate the Arbitration order and for the issuance of a subpoena to require Mungall to attend on August 20, 2002;

(d) The homologation Order was granted but Mungall was able to evade service of the Order. Had the Arbitrator been willing to allow reasonable adjournments as required by due process, fairness and natural justice, Mungall would have been subpoenaed and would have been able to give evidence on the issues referred to above at an adjourned Arbitration hearing.

64. Because the Arbitrator would not countenance an adjournment of the commencement of the hearing beyond August 12, 2002, there was not enough time to ascertain that an order from the Arbitrator requiring further production of documents, records, maps and technical data from CRI should be made. The Wares 2001 Report referred to ground geophysics carried out in September 2000 for which no records were produced. Durham did not produce his emails to and from Wares regarding Wares 2001 Report. Given a reasonable adjournment, UMC could then have carried out a systematic review of all CRI's productions, such as could not in fact, be carried out due to lack of time. All available time had to be used on urgent tasks by new counsel. Only a small portion of the produced documents could be reviewed and there was not sufficient time for UMC and counsel to review in detail or at all, most of the voluminous productions prior to the Arbitration hearing. If same had been reviewed in full UMC could then have requested an order from the Arbitrator requiring CRI to make further production including:

(i) copies of sampling maps, geophysical surveying results relating to the September 2000 sampling program, including contracts, invoices and payments for the helicopter and contractors involved; and,

(ii) copies of all documentary communications which took place following the September 2000 sampling between CRI directors, its technical experts and others concerning the results of the September 2000 sampling and discovery.

65. As not enough was known to request such an order for production due to the lack of sufficient time for review, when Mullan testified at the hearing that CRI had no unproduced records concerning the September 2000 sampling and discovery, UMC and its counsel were not in a position to challenge this denial.

66. Copies of Durham's discovery transcript and Mullan's discovery transcript are attached hereto as **Exhibit "I"**.

67. In summary, the Arbitrator's decision requiring the Arbitration to proceed on August 12, 2002 was extremely prejudicial to UMC. It, in effect, prevented UMC from properly preparing its case and presenting same. It prevented UMC from obtaining valuable evidence which would have further affirmed UMC's position regarding the trespass contributed by the September 200 sampling and discovery, and that CRI had obtained valuable information which it failed to disclose to UMC when it negotiated the Agreement and secured its option interest in the UMC Property. At no time did UMC cause circumstances to arise by which it wished to achieve an adjournment for dilatory purposes. UMC had been abandoned by its counsel and left at the mercy of CRI and the Arbitrator. The Arbitrator appeared to be more concerned with the prejudice to CRI

because CRI was spending considerable money exploring the UMC Property, than with fairness to UMC. CRI could have waited until the Arbitration award was delivered before expending any further money on UMC Property. It had decided in June 2002 to commence an exploration program. It obviously was willing to take its chances and carry out exploration in the face of the risk which the Arbitration posed to it. Granting a reasonable adjournment of a further month or more would not have prejudiced CRI, as the 2002 program of field work would have been substantially complete in early September 2002.

ARBITRATOR'S AWARD IS AN EGREGIOUS DECISION TOTALLY UNSUPPORTED BY THE EVIDENCE

68. The Arbitration was heard in Montreal commencing August 12, 2002 and concluded on August 23, 2002.

69. At the opening of the Arbitration, counsel for UMC renewed the motion seeking the appointment of a surveyor to conduct a survey following the completion of the scheduled hearing. That motion was deferred to be argued after all the evidence was heard and the motion was renewed on or about August 23, 2002 in argument when UMC's counsel again requested that the Arbitrator grant the order. The Arbitrator reserved his decision without granting any order at that time.

70. The evidence at the Arbitration dealt with the two most important and significant issues:

(a) did CRI trespass on the UMC Property in September 2000, secure extremely valuable information concerning the existence of valuable deposits of PGMs and copper located on the UMC Property hosted in peridotite and fail to disclose this information to UMC prior to the execution of the Agreement; and,

(b) was the transfer of the Wedge (including the valuable TK Discovery Area and Mesamax Area) carried out in violation of the express terms of the Agreement and as a result of misrepresentations made by CRI to UMC.

The Arbitration findings are wrong for all the reasons alleged in the statement of defence and counterclaim herein, but I will restrict my comment in this affidavit to findings related to the issues referred to in paragraph 70(a) above.

ARBITRATION HEARING

71. I was in attendance throughout the Arbitration hearing.

72. The key witnesses who testified on the material issue as to the location of the sampling and discovery in September 2000 were Glen Mullan and Bruce Durham. Mullan had personal knowledge because he did the sampling in his trip in September 2000 and Durham had knowledge because he supervised the exploration in the year 2001, all as more specifically described below.

73. A good faith attempt was made to secure Mungall's attendance as a witness at the hearing which was unsuccessful for the reasons as set out above. I believe his evidence would have been very relevant to why the September 2000 sampling was carried out, where, and how it occurred and why specific assays were ordered.

AWARD OF THE ARBITRATOR AND HIS FINDINGS

74. As set out above, at the conclusion of the evidence on August 23, 2002, the Arbitrator reserved his decision and rendered his award ("Award") on October 31, 2002. (Durham Affidavit, Exhibit "R").

75. The Arbitrator dismissed the UMC claim on two grounds:

(a) that there had been no trespass committed by Mullan in September 2000 as the place of the Mullan sampling was well outside and north of the UMC Property; and,

(b) UMC had no complaint with respect to the transfer of Wedge as it had signed the transfer documents and thereby consented to the transfer.

76. The Arbitrator dismissed UMC's motion to appoint a surveyor because as he had determined that, as the transfer of the Wedge was valid, there was accordingly no need to establish the position of the original northern boundary of the UMC Property.

77. While the decision of the Arbitrator referred to in paragraph (75(b) above regarding the transfer of the Wedge was incorrect and unreasonable on the evidence, it pales in comparison to the error of the decision of the Arbitrator dismissing the UMC claim that the September 2000 sampling and discovery had occurred as a result of a trespass on to the UMC Property. That decision was inconsistent with all of the evidence before the Arbitrator, egregious and ought not to be recognized by this Court.

CONTRADICTORY FINDINGS OF THE ARBITRATOR WITH RESPECT TO THE PLACE OF THE SEPTEMBER 2000 SAMPLING BY MULLAN

78. The Arbitrator recognized that the discovery that had been made in September 2000 of the copper and PGM mineralization hosted in peridotite, was a significant material fact which would have revealed the presence of valuable PGM on the UMC Property, had the sampling resulting in same occurred on the UMC Property and if so, that CRI would have been obliged to disclose that information to Ungava before the Agreement was entered into, and in failing to do so, CRI would have been liable having committed a breach of fiduciary duty. (Award, pages 12-13).

79. The Arbitrator correctly determined that the location of the TK Discovery Site, where drill holes TK01-2 through 5 were drilled in the summer of 2001, was located on a part of the UMC Property which was transferred to CRI in June 2001, the Wedge acreage. (Award, page 15).

80. The Arbitrator having found that the TK Discovery Site was on the UMC Property, then proceeded to find that the September 2000 sampling site was not on the UMC Property in that he erroneously found:

(a) that there was no evidence at all of the location of the Mullan September, 2000 sampling (Award, page 7);

(b) that the location of the September 2000 sampling by Mullan had not been the subject of contradictory evidence (Award, page 7); and,

(c) that having stated that there was no evidence, he then proceeded to find that the area sampled in September 2000 by Mullan was located outside the UMC Property (Award, page 7) and in fact was "well outside the Expo Ungava Site" (Award, page 14) and the sampling location was "north of the old boundary of permit 970" (Award, page 23).

81. In making these findings and thus dismissing the UMC claim, relating to trespass by Mullan on the UMC Property in September 2000, the Arbitrator ignored all of the uncontradicted evidence of Mullan and Durham described below and the only basis he indicated in support of his determination was a Press Release issued by CRI on March 9, 2001, (Exhibit P-79 of the Award) a copy of which is attached hereto as **Exhibit "J"** referred to as Exhibit P-79 in the Award.

82. In relying upon this press release to determine that the location of the place of the September 2000 sampling was north and outside of the UMC Property, the Arbitrator relied upon the following statement (Award, page 13) as quoted from the Press Release:

"The company (CRI) reports that testing of a gossan situated some 8 km from the Expo-Ungava Deposit has returned the anomalous PGM assays......."

The Expo Ungava Deposit is found in the centre of the UMC Property. (See reference to the Osborne Map referred to in paragraph 84 below). The Arbitrator apparently determined that the 8 km distance referred to in the Press Release was measured from the boundary of the UMC Property, mistakenly assuming that the term "Expo Ungava Deposit" in the Press Release referred to the entire UMC Property and therefore that the 8 km distance was to be measured from the boundary of the UMC Property and that that place of the September 2000 sampling was located 8 km from that northern boundary. However, the reference to the "Expo Ungava Deposit" in the Press Release did not refer to the entire UMC Property, but simply to a small portion of the UMC Property located in its centre. Therefore, instead of relying upon the direct uncontradicted evidence of Mullan and Durham as to where the September 2000 sampling by Mullan had taken place, the Arbitrator decided the issue upon his mistaken understanding of the nomenclature describing locations and components of the UMC Property induced by the intentionally ambiguous Press Release description of where the anomalous PGM assays had been obtained.

TESTIMONY OF GLEN MULLAN AND BRUCE DURHAM AT THE ARBITRATION HEARING REGARDING THE LOCATION OF MULLAN'S SAMPLING IN SEPTEMBER 2000

Introduction of the Maps

83. The witnesses at the hearing who gave evidence as to where the September 2000 sampling and discovery had occurred were Mullan, who made the September 2000 Discovery and Durham who supervised the exploration work on the UMC Property for CRI in the summer of 2001.

84. To understand the evidence that follows, it is useful to refer to the two part map which accompanies the compilation Report on Permit 970 prepared by Brian S. Osborne, a consulting geologist for UMC in December 1996 ("Osborne Map"). The Osborne Map was made by Carto-Media which employs Simon Roy, referred to above. The Osborne Map has been used as the basis for maps subsequently prepared by geologist and cartographers regarding the UMC Property. The Osborne Map is a compilation map of the UMC Property and its immediate environs. The portion of the Osborne Map depicting the eastern section of the UMC Property is relevant to this action and is attached hereto as **Exhibit "K"**.

85. The Expo Ungava Deposit is identified on the Osborne Map and as can be seen from a review of the Map. The site of that Deposit is located well within the bounds of the UMC Property. It is also useful to look at the maps accompanying the Plante Report of February 2002, especially Map #2, ("Plante Map #2") a copy of which map is attached hereto as **Exhibit "L".** The Plante Map #2 was introduced at the Arbitration as Exhibit P90.

86. Portions of the UMC Property, both east and west of the Expo Ungava Deposit, are a distance of 8 kilometres therefrom.

87. The area that has been named the TK Discovery Site is the site where CRI drilling operations drilled holes TK01-2 through TK01-5 in the summer of 2001. That drilling occurred on what had been Permit 970 and the Arbitrator found in the Award that the TK Discovery Site was on the Wedge area transferred by Ungava to CRI in June 2001, page 23 of the Award.

Mullan's Evidence

88. I was present during the testimony given at the Arbitration hearing by Mullan. Mullan was called as a witness by UMC and as well, he testified as a witness for CRI.

89. Mullan testified that in September 2000, he travelled by helicopter and saw the gossan from the helicopter. The helicopter was equipped with GPS equipment. The GPS co-ordinates of the gossan were however, not ascertained. Mullan testified that the helicopter landed, he sampled the gossan and then left.

90. Samples collected by Mullan in September 2000, when assayed, constituted a discovery of significant PGM and copper mineralization. The significance of the September 2000 discovery, as assessed by CRI, can be learned by reviewing the description of the same

which, I am advised by Wares and do verily believe, Durham provided to Wares and which Wares incorporated verbatim or nearly verbatim into his 2001 Report.

91. Mullan's testified that the distance between the TK Discovery Site, being the locations of drill holes TK01-2, TK01-3, TK01-4 and TK01-5 and the gossan that he sampled in September 2000 was 150 metres and that the gossan area was to the west of the TK Discovery Site.

Durham's Evidence

92. Durham testified that he was responsible for implementing the exploration and drilling program of CRI on the UMC Property in the summer of 2001. He testified that he was familiar with the Plante Report of February 2002 and the appendices and maps accompanying it and they were correct, save for a typographical error which is irrelevant to the matters at issue here.

93. Durham further testified that in deciding where to begin the 2001 drilling operations, he was motivated to first test, by drilling, the gossan where Mullan had sampled in September 2000. He specifically stated that the first drill hole drilled by CRI in 2001, identified as TK01-1, was drilled to penetrate below the gossan where the grab samples had been obtained by Mullan in September 2000.

94. Accordingly, the place of Mullan's September 2000 sampling can be definitely determined as being coincident with the place drilled by diamond drill hole TK01-1.

95. The exploration program conducted by CRI in the summer of 2001 was documented in the Report prepared by Messrs. Langis Plante and Todd Keast for CRI, dated February 20, 2002, a copy of which is attached as **Exhibit "M"**. The Report comprised a set of maps, of which a copy of Map #2 has been attached above as **Exhibit "L"**. This Plante Report and its maps were exhibits at the Arbitration. Plante Map #2 shows drill hole TK01-1 and drill holes TK01-2 through TK01-5.

96. Durham testified that after drilling hole TK01-1 under the said gossan, he moved the drill approximately 75 metres east of the TK01-1 drill site and drilled TK01-2 where massive sulfides were encountered. Subsequently, he drilled drill holes TK01-3 through TK01-5 as splay holes in the immediate vicinity of hole TK01-2.

97. The foregoing evidence of Mullan and Durham was not contradicted by any evidence led by CRI or Ungava.

98. Durham's evidence establishes the exact location of the area where Mullan sampled in September 2000 since he identified it as coincident with the area which drill hole TK01-1 explored. TK01-1 appears on maps accompanying the Plante Report. The drill logs of TK01-1 and TK01-2 also accompany the Plante Report where UTM co-ordinates of those

drill sites are provided. All of the September 2000 sampling location, the TK01-1 drill site and the TK01-2 drill site are on the UMC Property, as originally constituted.

99. After hearing Mullan's and Durham's testimony, the Arbitrator should have allowed the motion to allow a surveyor to report to him as requested by George Pollack.

100. The decision of the Arbitrator finding:

(a) that the TK Discovery Site was within the UMC Property and on the Wedge transferred to CRI in June 2001;

(b) that there was no evidence that the September 2000 sampling by Mullan occurred on the UMC Property; and,

(c) that the location of the September 2000 sampling by Mullan was "well outside" UMC Property and to the north;

in the face of the uncontradicted evidence of Mullan and Durham, which clearly stated otherwise, was egregious and so erroneous that it should not be recognized as determinative of the issue.

MOTION TO HOMOLOGATE ARBITRATION AWARD

101. As set out in the Durham affidavit, after UMC obtained adjournment of the initial CRI motion for the homologation of the Arbitration Award, UMC filed with the Arbitrator an Application for Supplementary Arbitration Award ("Application"), a copy of which is

attached hereto as **Exhibit "N"**. As a result of legal advice I received (there is no intention herein to waive privilege), I concluded that UMC had no chance to obtain a favourable result from that Application.

102. In the contestation filed by CRI in response to the said Application dated December 2, 2002 a copy of which is attached hereto as **Exhibit "O"**, CRI took the position that the Arbitrator had made his decision and therefore he was *functus*.

103. Upon not hearing anything to the contrary from the Arbitrator when the counsel for UMC and CRI met with the Arbitrator in respect of the Application and in response to the position of CRI that he was *functus*, UMC withdrew its Application and acknowledged in its Press Release dated December 5, 2002, a copy of which is attached hereto as **Exhibit "P"**, that a remedy to the Award was unavailable in Quebec. Attached hereto as **Exhibit "Q"** is an opinion from Quebec counsel for UMC at the Arbitration (Davies Ward Phillips & Vineberg) dated July 17, 2003 dealing with the fact that the complaints of UMC regarding errors in the Award are not reviewable by the Quebec Courts under the provisions of the Quebec Civil Code.

CRI ONTARIO ACTION

104. Since the Award was rendered on October 31, 2001, UMC has consistently taken the public position that the Award is wrongfully decided and unsupportable by the plain evidence.

105. On January 20, 2003, UMC's Ontario counsel, wrote CRI's counsel advising that UMC was intending to take legal action with respect to the Agreement (Durham Affidavit, Exhibit "X").

106. In response, counsel for CRI wrote Ungava a letter dated January 22, 2003 (Durham Affidavit, Exhibit "Y") initiating the second Arbitration ("Arbitration No. 2").

107. On February 18, 2003, CRI commenced this action in Ontario seeking to enforce the Award in Ontario and served its statement of claim herein on UMC.

108. On March 31, 2003, UMC filed a statement of defence and issued a counterclaim in this action in Ontario. By letter dated April 7, 2003, a copy of which is attached hereto as **Exhibit "R"**, Cassels Brock, then counsel for CRI in this action, agreed to accept service of the counterclaim on behalf of certain of the CRI related defendants.

OTHER LITIGATION IN QUEBEC

109. In the Durham Affidavit, mention is made of Arbitration No. 2 referred to herein above and the Gogama litigation, however:

(a) Arbitration No. 2 does not involve the issues that are involved in this action; Arbitration No. 2 is about whether CRI made expenditures on the UMC Property which, under the terms of the Agreement, entitle it to be vested with a

registered 70% interest in the UMC Property. The matter at issue in Arbitration #2 will be entirely dependent upon whether the Agreement is ultimately voided for reason of breach of trust by CRI in trespassing and then negotiating with UMC while concealing the September 2000 Trespass and Discovery; and,

(b) The Gogama litigation concerns the Conveyancing Agreement which was executed at the time of the Agreement. While a party to the Agreement, Gogama Gold Inc. was not a party to the Arbitration, as the Agreement restricted arbitration to disputes between UMC and CRI only. The Conveyancing Agreement provided for the sale of Gogama's 1% NSR royalty. Gogama is not entitled to make claims against CRI in an arbitration.

MUNGALL ACTION

110. The defendants in the Mungall action in Ontario are seeking to strike paragraphs 24, 24(a), 24(b) and 29(a) of the statement of claim in that action on the grounds of *issue estoppel.*

111. James Mungall and the University of Toronto could not be parties to the Arbitration held between UMC and CRI in 2002.

112. In the Durham Affidavit, Durham takes issue with the fact that UMC did not act to include individuals related to CRI as parties to the Arbitration. As the Arbitration concerned the Agreement and only CRI and UMC were subject to Arbitration

proceedings, it was not possible to join CRI directors or other individuals in that proceeding.

FORUM CONVENIENS

113. This action can be and ought to be tried in Ontario because:

(a) the defendants, Ungava Minerals Corp. and Ungava Mineral Exploration Inc. have their head office in Ontario. All of their Directors reside in Ontario. A number of the defendants including Mungall, O'Bradovitch, Schylter and Durham reside in Ontario. The University of Toronto is an Ontario corporation. CRI was, at all material times, an Alberta corporation with its head office in Alberta and Jennifer Boyle, at all material times resided in Alberta as well;

(b) if this action is tried in Quebec and the Mungall action proceeds in Ontario, there is a risk of inconsistent verdicts and costly duplication;

(c) the damage to UMC was incurred in Ontario, since that is where their head offices are;

(d) the cause of action is based on conspiracy and the law of Ontario should apply in that regard; and,

(e) finally, I am advised by Harvin Pitch, a partner with Teplitsky, Colson, solicitors for UMC having carriage of this matter, and do verily believe that based upon the opinion letter from Davies Ward Phillips & Vineberg LLP dated July 17, 2003 (Exhibit "Q " above) depriving UMC of the Ontario jurisdiction would be to

deprive UMC of a legitimate juridical advantage. In Ontario the doctrines of *res judicata* and *issue estoppel* will not apply if the decision complained of was decided in the absence of natural justice. (This is described in Exhibit "Q" as the *Danyluk Doctrine*). In Quebec, however, the equivalent doctrines of *res judicata* and *issue estoppel* cannot be rebutted.

SWORN BEFORE ME at the City of Toronto, in the Province of Ontario on the 18th day of July, 2003.	)))	
	))	signed "Glen Erikson" **GLEN ERIKSON**
A Commissioner, etc.	)	

SCHEDULE "D"

Court File No: 03-CV-244125CM2

ONTARIO
SUPERIOR COURT OF JUSTICE

B E T W E E N:

CANADIAN ROYALTIES INC.,

Plaintiff

- and -

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Defendants

AND BETWEEN:

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Plaintiffs by counterclaim

- and -

GLEN MULLAN, BRUCE DURHAM, THOMAS O'BRADOVICH,
JENNIFER BOYLE, GLEN SCHLYTER, JAMES MUNGALL,
ROBERT WARES, CYGNUS CONSULTING INC.,
UNIVERSITY OF TORONTO and CANADIAN ROYALTIES INC.,

Defendants by counterclaim

AFFIDAVIT OF GLEN ERIKSON
(MOTION FOR LEAVE TO FILE SUPPLEMENTARY AFFIDAVIT)

I, GLEN ERIKSON, of the Turks and Caicos Islands, **MAKE OATH AND SAY AS FOLLOWS:**

1. I am a consultant to the defendants and plaintiffs by counterclaim, Ungava Mineral Exploration Inc. and Ungava Minerals Corp. (hereinafter collectively referred to as "UMC") and was so at all material times and as such I have personal knowledge of the matters set out below, except where stated to be, on information and belief, in which case, I have named the source of my information and verily believe such advice to be true.

2. This affidavit is filed in support of a motion for an order granting UMC, leave to deliver and file my Supplementary Affidavit sworn September 18, 2003, and for an order compelling Bruce Durham ("Durham") to re-attend on his cross-examination in this proceeding, to answer questions he improperly refused, questions taken under advisement and his failure to provide answers to undertakings, among other relief.

LEAVE TO DELIVER AND FILE SUPPLEMENTARY AFFIDAVIT

3. A copy of my Supplementary Affidavit for which leave to file is sought, is attached hereto and marked as **Exhibit "A"** to this my affidavit (the "Supplementary Affidavit"). The evidence set out in the Supplementary Affidavit was not reasonably available to UMC at the time my first affidavit sworn on July 18, 2003, and has only come to light in late August 2003, after the cross-examinations of Durham and myself had taken place on the 13th and 14th of August, 2003. (The "New Evidence").

4. UMC requires leave to file the Supplementary Affidavit, in order to fully respond to the motion brought by the plaintiff, Canadian Royalties Inc. ("CRI") and some of the defendants by counterclaim, to strike the counterclaim and for such other relief as set out in their notices of motion, which have been filed with the court. (The "Strike Motion").

5. The evidence contained in the Supplementary Affidavit is material and relevant to the matters at issue in the Strike Motion, herein and it would be unjust in the circumstances to proceed with a hearing of the Strike Motion without affording the plaintiffs by

counterclaim an opportunity to present to this Honourable Court for its consideration all of the evidence now available.

6. As will be more fully described below, there is a legitimate concern that truthful disclosure was not provided by CRI to UMC and the Arbitrator in the 2002 Arbitration proceeding. It is apparent that relevant information was withheld from UMC, in an effort to prevent the discovery of the New Evidence as set out in my attached Supplementary Affidavit.

7. There is legitimate concern that documents produced by CRI in connection with the Arbitration proceeding in 2002 were incomplete, having omitted material information. The production of incomplete documentation constitutes misconduct by CRI.

8. It is essential that particulars of this information be brought before this Honourable Court, and there is no prejudice to the opposing parties with respect to the filing of the Supplementary Affidavit.

9. Such misconduct as may be found against CRI can provide a further reason not to accord recognition and weight to the Arbitration Award of 2002. The New Evidence as set out in my Supplementary Affidavit, contains information which indicates that CRI was, by September 2000, in possession of the Fischer Report dated November, 1998 which details the activities of a contractor for NovaWest Resources Inc. ("NovaWest")who in the summer of 1998 discovered valuable mineralization, including PGM, on the Ungava Minerals Corp. Property ("UMC Property") being Permit 970, at the site where the Mullan Trespass subsequently occurred in September 2000, which Fischer Report was used by Mullan to guide his travel to the site on the UMC Property at which he intended to sample for the purpose of confirming for himself the mineral values obtained by sampling that area in 1998. The contractor of NovaWest for its 1997 and 1998 field programs was Dr. Peter Fischer who prepared the November, 1998 Report, ("Fischer Report") and one of the persons he employed was Todd Keast ("Keast") who carried out the sampling referred to above. The Fischer Report was filed with the Quebec Ministry

of Natural Resources (the "Ministry") on December 16, 1998, after which it was publicly available. The Fischer Report was to be produced by CRI to UMC pursuant to an undertaking in the Arbitration proceedings and CRI provided a falsified version of same, as related below. The Fischer Report referred to should not be confused with another report written by Peter Fischer for NovaWest and dated February 1998 and which reports on the field program carried out in 1997.

OVERVIEW

10. The Strike Motion is currently returnable October 7, 2003, therefore there is urgency to hearing of this motion in which leave to file the Supplementary Affidavit is sought.

11. In this proceeding the claims advanced by UMC flow from an Agreement dated January 12, 2001 between CRI, UMC and others relating to the option of certain mining interests and the circumstances in which that Agreement was entered into. One of the key issues which the Supplementary Affidavit will put before the Court at the hearing of the Strike Motion is whether CRI in 2000 relied on the Fischer Report containing particulars of a 1998 trespass onto the UMC Property when Mullan carried out the September 2000 sampling on the UMC Property and a discovery of, which trespass and sampling resulted in a discovery, actually confirmation of a discovery, which was not disclosed by CRI to UMC during the negotiations leading up to the execution of the Agreement of January 12, 2001. Another key issue which the Supplementary Affidavit will put before the Court at the hearing of the Strike Motion will be whether CRI misconducted itself in the 2002 Arbitration by producing a misleading edited version of the Fischer Report with the result that the 2002 Arbitration Award ought not, for this additional reason, provide a bar to CRI being obliged to plead to the statement of defence and counterclaim herein.

12. By way of overview, I intend to demonstrate that NovaWest, which held Permit 1079, also known as the Expo-East property in 1997 and 1998 covering acreage which subsequently comprised part of later Permit 1608, also known as the Phoenix Property, caused exploration work to be carried out on Permit 1079, in the summer of 1998, in the

course of which samples were taken from Permit 970, the Property of UMC. Reference to the "UMC Property" shall include the UMC Property as it was constituted before the transfer of the Wedge in June 2001). I intend to further demonstrate:

(a) that the relevant 1998 sampling was carried out by Todd Keast ("Keast"), Mullan's agent in the contractor's field crew in 1998 and that the relevant sampling was done by him on Permit 970 where valuable mineralization was found;

(b) that the discovery made as result of the said sampling by Keast was reported in the Fischer Report, the text of which is intentionally misleading as to where the said sampling had occurred when it suggests that the sampling was carried out on the southwest portion of Permit 1079;

(c) that the Fischer Report includes accurate UTM coordinates and maps of the place of the relevant sampling by Keast, which UMT co-ordinates and maps were used by CRI to direct Mullan's September 2000 trespass and sampling on the UMC Property;

(d) that CRI relied on the Fischer Report to assist Mullan in determining where to carry out the Mullan Trespass, as it is now evident that Mullan's purpose was to confirm on Permit 970 the discovery of valuable mineralization first reported in the Fischer Report;

(e) that when CRI was obliged to produce the Fischer Report in response to an undertaking given in the 2002 Arbitration proceeding, it supplied an edited version which deleted information which precluded the possibility of UMC learning from it that the text of the Fischer Report was in fact false as to where the relevant sampling and discovery of valuable mineralization had in fact been made in 1998, or learning that the fact that the sampling had in fact occurred off Permit 1079 which is only apparent on the suppressed map figures in the Report;

(f) that had the concealed information been disclosed to UMC and the Arbitrator or had it been otherwise discovered by UMC prior to the 2002 Arbitration hearing, as might have occurred if UMC had been afforded an adjournment which would have provided a reasonable opportunity for UMC to prepare for the Arbitration hearing, it could have been very significant to the outcome of the Arbitration. If the concealed information had been revealed, it might have occurred that the Arbitrator would have ruled either in UMC's favour in the Award, or alternatively, that he would have ordered the appointment of a land surveyor to determine the location of the boundary of Permit 970 and the location September 2000 discovery and TK discovery, as requested in the letter request from Davies Ward referenced in my July 1, 2003 Affidavit.

13. The Fischer Report, describes the activities of agents of NovaWest in the summer of 1998 purportedly carried out on Permit 1079, the Expo-East property. In the text, Fischer relates the discovery of valuable mineralization, including PGMs on the southwest part of the Expo-East Property. The maps in the Fischer Report displaying the location of the sampling, indicate that the sampling occurred off and to the south of the Expo-East property. The adjacent property, which abuts Permit 1079, is not indicated in the Fischer Report text or maps and is actually the UMC Property, Permit 970. Accordingly, the maps in the Fischer Report if one has knowledge as to the identity and location of nearby permits, disclose a trespass onto the Permit 970 which is not acknowledged in the text of the Fischer Report. I believe the maps in the Fischer Report to be true and correct as Peter Fischer, author of the Fischer Report, have recently acknowledged to me (and I do verily believe) the truthfulness of the maps and the falsity of the text of the Fischer Report in this regard. As set out in my Supplementary Affidavit to be filed, it has been discovered that the Fischer Report produced by CRI in satisfaction of that undertaking, omitted key maps, labelled Figure 6 through 13, though the CRI produced version of the Fischer Report bore labels to indicate that it was a copy of the Fischer Report as filed with the Ministry. It also omitted "contents pages" which would have alerted a reader to the missing maps. When UMC in late August 2003, secured copies of the Fischer Report

directly from the Ministry, it immediately determined that the copy of the Fischer Report supplied by CRI pursuant to its Arbitration proceeding undertaking in 2002 was incomplete and misleading, as it concealed all indications of the 1998 trespass and sampling on the UMC Property, Permit 970 which is a crucial matter in the dispute between CRI and UMC, since it provides the motive and guide for Mullan's September, 2000 trespass and sampling on the UMC Property. A copy of the CRI produced version of Fischer Report was delivered by CRI to UMC in satisfaction of undertaking U-2 to the examination of Durham on July 4, 2002 to UMC. A copy of that version is attached as Exhibit "E " to my Supplementary Affidavit. A copy of the Fisher Report as registered on file with the Ministry as No. 56233 and as available to the public is attached as Exhibit "D" to my Supplementary Affidavit.

14. The copy of the Fischer Report received directly from the Ministry contains maps which diametrically contradict the text of the Fischer Report as to where Keast did the sampling in 1998 which resulted in the discovery of an area highly valuable mineralization. The said maps showed the location of the Keast sampling in relation to the boundaries of Permit 1079, and clearly shows the sampling was done OFF that property. I believed that the Fischer Report was deliberately edited when produced by CRI to UMC in 2002. While the discrepancy between the clear assertion in the text and the sampling locations indicated on the maps would not cause one to immediately realize that the text was false, it does provide a basis for further inquiry by a qualified consultant, such as a geologist, to evaluate the maps and the UTM co-ordinates in the Report to ascertain the location of the relevant sampling, being that for samples TK085-TK091.

15. The recent review of the relevant maps which had been omitted from the version of the Fischer Report provided by CRI to UMC, when compared to the UTM co-ordinates for same and government location maps, disclose that the area from which the relevant samples were obtained (samples TK085 through TK091) was in fact located on UMC's Property. As no grid is provided on any map in the Fischer Report which would have allowed the UTM co-ordinates of TK085-TK091 to be plotted, any reader who reads the affirmative assertion of the Fischer Report as produced by CRI in 2002 would have

reasonably concluded that the UTMs of samples TK085 to TK091 describe positions on Permit 1079, the Expo-East property of NovaWest. Without the map figures 6 to 13, no reader would have concluded or even suspected that there had been a trespass onto the UMC Property, Permit 970 to do the relevant sampling in 1998.

16. The incomplete Fischer Report produced by CRI was delivered to UMC's counsel at the time, Ogilvy, Renault in early July, 2002. Subsequently, that produced version of the Fischer Report was among the many Exhibits delivered to Davies Ward, the new counsel for UMC in the Arbitration, shortly after July 31, 2002, when they had been retained by UMC.

17. Due to the shortness of the time to prepare for the Arbitration and instruct new counsel, there was no opportunity to review the CRI produced revision of the Fischer Report to determine that it was an incomplete and misleadingly edited version of the Fischer Report filed with the Ministry. Reading the Fischer Report's text, one is explicitly informed that the best sampling results obtained in the 1998 field program on the "Expo East" property as Permit 1079 is also known, were obtained upon discovery of a previously unreported showing "in the southwest corner of the permit" (page 5) which was "significant" and found in "gabbro-peridotite in the southwest corner of the permit" (page 5). Both O'Brien and Fischer informed me (and I do verily believe) that this sampling was done by Todd Keast who had been inserted into the 1998 field crew working on NovaWest's properties at the insistence of Mullan who had certain contractual rights in relation to NovaWest's field work on its properties. The relevant Keast sampling referred to, is identified as samples TK 085 to TK 091 in Table 1 of the Fischer Report. If the Fischer Report had been produced by CRI to UMC in its complete true form, a manifest contradiction between the text's assertion that the sampling was on Permit 1079 and the clear indication in the maps that the sampling had been done at locations off the property and to the south of the said permit, could have created the basis upon which UMC would be motivated to make further inquiry. If UMC had made such inquiry UMC could have learned:

(a) that Permit 1079 abutted UMC's Permit 970 in the vicinity of the 1998 Keast sampling referred to;

(b) that NovaWest and Keast had committed a trespass and sampled on Permit 970 in 1998;

(c) that the text of the Fischer Report was not true as to where the said sampling had occurred and that the Fischer Report, even in its complete form, was meant to deceive all but the most careful and sceptical readers. The Ministry was apparently misled and gave assessment credit to Permit 1079 for the Keast sampling done off Permit 1079 and claimed when the Fischer Report was filed.

18. Had CRI in 2002 supplied a complete copy of the Fischer Report to UMC, the 1998 trespass onto Permit 970 by NovaWest and Keast could have been discovered and it would then have become immediately apparent that Mullan relied upon the UTM coordinates of Keast's sampling given in Table 2 of the Fischer Report to guide his travel onto the UMC Property in September 2000 for the purpose of sampling to confirm for himself the correctness of the results reported for the 1998 sampling by Keast, referred to above. Had this evidence been available at the time of the 2002 Arbitration hearing, it alone could probably have resulted in a decision in favour UMC. The Fischer Report entirely negates CRI claims that Mullan's September 2000 sampling was done in good faith, not on Permit 970 and without an intent to trespass onto the UMC Property, Permit 1970.

19. CRI's production of the edited version of the Fischer Report in connection with the 2002 Arbitration was intentionally, meant by CRI to mislead UMC and the Arbitrator and they were so misled. If the complete Fischer Report had been produced by CRI one can reasonably conclude that the Arbitration Award finding could have been different because the actual Fischer Report indicates information which provides the motive for why the trespass by Mullan in September 2000 was to the precise place on Permit 970 where it occurred, which is to the place where Todd Keast had trespassed and sampled in

1998. For these reasons, UMC and its counsel were not alive to the significance of the Fischer Report during the 2002 Arbitration proceeding and remained ignorant of its significance until recently, under circumstances I describe below.

DISCOVERY OF NEW EVIDENCE

20. On or about Thursday, August 21, 2003, after the cross-examinations in the proceeding had taken place, I was informed by Jack Charlton ("Charlton"), (a geological engineer employed by UMC who has prepared a Report attached to the affidavit of Lorne Albaum ("Albaum") in these proceedings) and do verily believe that he had, on his own initiative, contacted O'Brien the president of NovaWest. NovaWest had owned Permit 1079 until in or about August 2000, when it allowed it to lapse. Charlton informed me that he had spoken to O'Brien and that I should call O'Brien, as he might have some useful information concerning the NovaWest field work.

21. On or about August 21, 2003 and subsequently I spoke to O'Brien and he told me (and I do verily believe) that Keast, whom I understand has been employed by CRI since 2000, had been part of the field crew in 1998 when Fischer carried out contract exploration for NovaWest on Permit 1079, the Expo-East property. O'Brien explained that Mullan, who had some control over the selection of personnel to work on properties held by NovaWest in the area, had insisted that Keast be part of 1998 field crew, just as he had insisted in 1997 that Pierre Rheaume ("Rheaume") be part of the 1997 field crew. O'Brien indicated that at all times, he considered Keast and Rheaume as "spies" or informants working for Mullan. He also indicated that the Fischer Report as filed with the Ministry, especially the maps, would be helpful to UMC and he forwarded by facsimile copies of maps and selected pages of text of the Fischer Report on the 1997 and 1998 filed programs to me.

22. A review of Figure 6 to the Fischer Report, shows that the sampling which gave the most significant PGM values, did not in fact take place at the southwest corner of the NovaWest Property as stated in the text of the Fischer Report, but in fact took place off Permit 1079 and to the south of its boundary. Jack Charlton informed me (and I do verily

believe) that the area where the significant Keast sampling in 1998 had occurred, was in fact, on Permit 970. He was able to ascertain this after consulting government prepared claim maps. O'Brien indicated to me yesterday that until he recently spoke to Charlton, he was not aware that Permit 1079 abutted Permit 970 in the vicinity of the relevant Keast sampling in 1998. The CRI produced version of the Fischer Report (without the maps - Figures 6-13) was listed as Exhibit P83 in the UMC list of exhibits and was referenced under the heading "Documents filed by CRI pursuant to undertakings of Mr. Bruce Durham". That exhibit, together with the other UMC exhibits was in the possession of Davies Ward during the 2002 Arbitration hearing.

23. I immediately realized the significance of the maps Figures 6 to 13 which I had been shown by O'Brien. Keast, who participated in this exploration work in 1998, was closely associated with Mullan and Bruce Durham from some date prior to 1998. In 2001, Keast was employed when CRI carried out exploration at the place on the 2000 Mullan Trespass area and the TK Deposit area (as set out in my earlier affidavit), which are no more than 70 metres distant from one another. I have carried out further investigation, and with the assistance of Charlton, whose letter Report is attached as an Exhibit "F " to my Supplementary Affidavit, it has been determined that the UTM coordinates for the relevant 1998 Keast sampling and for the 2001 CRI drill hole TK01-1 are virtually identical. The Keast 1998 sampling and discovery therefore, had occurred on the UMC Property. As well, therefore, Mullan was guided by the UTM coordinates of the 1998 Keast sampling set forth in the Fischer Report when he travelled to the same location in September 2000 to carry out his Mullan Trespass for the purpose of confirming by his own sampling the significant sampling results obtained at that place by Keast in 1998. Mullan's trespass and sampling confirmation, obtained in September 2000 was not disclosed to UMC during the negotiations leading up to the execution of the Option and Joint Venture Agreement dated January 12, 2001.

24. Had the particulars of Keast 1998 trespass been known in 2002 to UMC, the 2002 Arbitration would have not proceeded on the basis that there existed a disagreement about whether or not there had been a trespass by Mullan in September 2000 when he

sampled as reported in the Wares 2001 Report. Rather the arbitration would have been about Mullan's concealment of an intentional trespass to confirm by his own sampling the sampling results obtained from the 1998 trespass on and sampling of the UMC Property by Keast, of which UMC had no knowledge at the time it optioned the UMC Property to CRI.

25. Mullan at his examination for discovery held on June 19, 2002 in the Arbitration proceeding, explained that he actively monitored publicly available reports relating to properties in the Ungava Trough area, which would include Permit 970 and Permit 1079; (Transcript of the Mullan examinations for discovery, p. 54, ques 201: attached at Tab I to my first affidavit):

For this reason it is most probable:

(a) That Mullan and CRI would have seen and reviewed the Fischer Report on public file with the Ministry;

(b) That Keast, who worked on the NovaWest 1998 field program, was an agent of Mullan; (reference in the Fischer Report is to "TK" which are the initials of Todd Keast). He was also employed by CRI in the year 2000. Assuming that Mullan and CRI were not previously aware of the contents of the Fischer Report in 2000, Keast could have brought the details to their attention prior to the time of the September 2000 trespass by Mullan when Keast reviewed the Fischer Report to learn the results of his own filed work;

(c) The press release issued in January 2001, issued by CRI, referring to previously found PGM occurrences, was a reference to the Fischer Report because a version of it was produced by CRI in connection with an undertaking related to the press release. Given that the Mullan Trespass occurred only three or four months prior to the said press release, it is likely that the Fischer Report was in the possession of CRI well before January 2001 and could therefore be used by Mullan to locate the precise site of the Mullan 2000 Trespass. A copy of the

relevant press release is attached as Exhibit "G" to my Supplementary Affidavit. At trial, UMC expects to ascertain from the Ministry records which the defendants by counterclaim and other relevant parties obtained copies of the Fischer Report from the Ministry. UMC as well expects that records of communications between Mullan, Durham, Keast and others will reveal a lively interest in 1998, 1999 and 2000 in the results obtained from the samples labeled TK085 to TK091 in the Fischer Report.

26. This new information about Keast's trespass in 1998 onto Permit 970 is highly significant and determinative as is the discovery that the Fischer Report produced by CRI to UMC in July 2002 was edited. It also provides a basis for a reasonable conclusion that had sufficient opportunity to prepare for the Arbitration been afforded to UMC, all this evidence could have been discovered and available at the Arbitration hearing and would have been extremely probative against CRI. In addition, this evidence proves that CRI knowingly trespassed in September 2000 on to the UMC Property and actively and intentionally misled the Arbitrator in the 2002 Arbitration.

CRI'S FAILURE TO DISCLOSE TO UMC AND THE ARBITRATOR THAT IT USED THE 1998 OFFICIAL FISCHER REPORT WHEN IT OMITTED THE MULLAN TRESPASS

27. At the Arbitration in 2002, CRI did not disclose that at the time of the Mullan Trespass, it was in possession of the Fischer Report and used co-ordinates given in the said Report to locate the site of the Mullan Trespass, which site was the site where the 1998 sampling by Keast had occurred.

28. In fact, CRI actively concealed this evidence from UMC and the Arbitrator. In the Fischer Report produced by way of undertaking, CRI also omitted the "table of contents" pages. As stated above, and more fully in my Supplementary Affidavit herein, Figures 6 through 12 and in particular Figure 6 shows the location where samples TK085 through TK091 were obtained. Figure 6 discloses that the sampling area was located on property well south of the boundary of Permit 1079. I believe that the failure of CRI to provide UMC with a complete copy of the Fischer Report, as filed with the Ministry, was

deliberate. Deleting the contents pages from the Fischer Report produced by CRI concealed the fact that figures had also been omitted. The Report provided pursuant to Durham's Undertaking 2 bore the stamp of the Ministry leading the recipient to conclude, incorrectly, that the document produced was a complete copy of the document as filed with the Ministry, which it was not.

29. Had the Arbitrator been aware that sampling in 1998 took place well within the UMC Property and that the Fischer Report as filed with the Ministry contained co-ordinates which coincide with those for the site of the Mullan Trespass and that therefore the Mullan Trespass occurred with knowledge of the prior 1998 Keast trespass and sampling, the Arbitrator would likely have ruled in favour of UMC or would at a minimum have directed the survey to be carried out as requested by UMC following the conclusion of the scheduled hearing of evidence and before rendering the decision. It is also highly likely that the Arbitrator would not have misdirected himself by misunderstanding the March 2001 press release upon which he based his finding that the September 2000 sampling had been done far away from Permit 970 and to the north.

30. I further believe that had a reasonable adjournment been granted to UMC as requested, the circumstances of which are fully set out in my first affidavit, there could have been sufficient time to determine the correct facts, obtain the complete Fischer Report as filed with the Ministry and present all this most relevant evidence to the Arbitrator. Under the circumstances, it is reasonable to assert, as I do, that there has been a miscarriage of justice in the 2002 Arbitration proceedings.

31. UMC did not know that the NovaWest Expo-East property, Permit 1079 abutted UMC Permit 970 until the last few days of August 2003. Neither did UMC know prior to that time, that the CRI produced version of the Fischer Report was incomplete; that the suppressed maps contradicted the assertion in the text as to where the significant Keast sampling had occurred and that Keast had in fact, trespassed onto Permit 970 in 1998 and sampled at the place where Mullan trespassed and sampled in September 2000.

UNDERTAKINGS, REFUSALS AND QUESTIONS TAKEN UNDER ADVISEMENT ON THE CROSS-EXAMINATION OF BRUCE DURHAM

32.

33. Durham was cross-examined on his Affidavits sworn June 6, 2003 and August 5, 2003 respectively. (The "Cross-Examination").

34. During his Cross-Examination, Durham improperly refused to answer and took under advisement, proper and relevant questions asked of him which sought information and documentation relevant to the matters in issue with respect to the hearing of the Strike Motion. Attached hereto as **Exhibit "B"** is a true copy the questions listed on Schedule A to the notice of motion herein. A copy of the transcript of the Cross-Examination will be filed with the Court at the hearing of the Motion.

35. Durham has maintained his refusal to provide and produce the information and documentation requested of him. The information and documentation sought is relevant to the matters in issue and is not privileged.

36. To date, Durham has not provided all of the answers and documents he undertook to produce on his Cross-Examination. A list of the questions for which answers remain outstanding are attached at **Exhibit "B"** to this my affidavit.

37. Attached hereto as **Exhibit "C"** to this my affidavit, is a true copy of correspondence dated August 29, 2003 from Harvin Pitch to Peter Griffin, in which Mr. Pitch advised that we required a further attendance of Durham with respect to questions arising from his answers to undertakings. Subsequently, by correspondence dated September 4, 2003, Mr. Griffin advised that Durham would not re-attend to be examined. Attached hereto as **Exhibit "D"** is a true copy of the said correspondence.

38. Attached hereto as **Exhibit "E"** to this my affidavit, is a true copy of correspondence dated September 4, 2003 from Peter Griffin counsel for CRI to Harvin Pitch counsel for UMC, enclosing an incomplete list of Durham's answers to undertakings. Within the said correspondence, Mr. Griffin advised that "it is not the present intention of my clients to

answer the questions taken under advisement or objected to, save as specifically responded to."

39. On September 9, 2003 our counsel had sent further correspondence to Peter Griffin in response to his correspondence dated September 4, 2003, a true copy of which is attached hereto as **Exhibit "F"** to this my affidavit. To date Durham has refused to re-attend on his Cross-Examination, to allow us to complete to examination on undertakings and advisements not having had an opportunity to examine upon them at his previous attendance.

SWORN BEFORE ME at the City of Toronto, in the Province of Ontario on the 18th day of September, 2003.	)))	
	)	signed "Glen Erikson"
______________________________	)	**GLEN ERIKSON**
A Commissioner, etc.	)	

SCHEDULE "E"

Court File No: 03-CV-244125CM2

ONTARIO
SUPERIOR COURT OF JUSTICE

B E T W E E N:

CANADIAN ROYALTIES INC.,

Plaintiff

- and -

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Defendants

AND BETWEEN:

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Plaintiffs by counterclaim

- and -

GLEN MULLAN, BRUCE DURHAM, THOMAS O'BRADOVICH,
JENNIFER BOYLE, GLEN SCHLYTER, JAMES MUNGALL,
ROBERT WARES, CYGNUS CONSULTING INC.,
UNIVERSITY OF TORONTO and CANADIAN ROYALTIES INC.,

Defendants by counterclaim

SUPPLEMENTARY AFFIDAVIT OF GLEN ERIKSON

I, GLEN ERIKSON, of the Turks and Caicos Islands, **MAKE OATH AND SAY AS FOLLOWS:**

1. This Supplementary Affidavit is further to my affidavit sworn July 18, 2003, and is in

further response to the motion brought by the plaintiff ("CRI") and some of the defendants by counterclaim, to strike the counterclaim and for such other relief as set out in their notices of motion. (The "Strike Motion")

2. As stated above, I have filed an affidavit sworn July 18, 2003 (the "First Affidavit") and am filing this Supplementary Affidavit to deal with relevant and significant matters that have come to the attention of UMC since swearing the First Affidavit. In my Supplementary Affidavit, I will use the same terms as set out in the First Affidavit. As stated therein, I was a Director of UMC and UMEI (hereinafter collectively referred to as ("UMC") until recently and I am lately a consultant to UMC and as such have personal knowledge of the matters set out below, except where stated to be on information and belief, in which case, I have named the source of my information and verily believe such advice to be true.

OVERVIEW

3. As will be more fully described below, there is a legitimate concern that full and adequate disclosure in this action has not been provided by CRI to UMC and to the Arbitrator in the 2002 Arbitration proceeding giving rise to the Arbitration Award which CRI offers as a complete bar to its need to respond and to the allegations and claims made by UMC in the counterclaim herein. It is apparent that relevant documentation and information has been withheld from UMC by CRI in an effort to prevent the discovery of significant evidence.

4. There is legitimate concern that documents produced by CRI in connection with the Arbitration proceeding in 2002 were incomplete, and that what was omitted was very material information.

5. In summary, I will relate that NovaWest Resources Inc. ("NovaWest"), the holder of mineral property Permit 1079, caused exploration work to be carried out in the summer of 1998 which resulted in sampling occurring on Permit 970, the Property of UMC (as it

was then constituted. Reference to the "UMC Property" shall include, unless otherwise, Permit 970 and comprised mining claims). I intend to further demonstrate:

a) that the 1998 exploration work carried out for NovaWest discovered the existence of valuable mineralization, including PGM on UMC's Permit 970;

b) that Todd Keast, employed by the contractor doing the work for NovaWest (at the insistence of Mullan), did the 1989 sampling on Permit 970;

c) that that discovery was referred to, falsely, in the text of an assessment report prepared in November 1998 by P. Fischer & Associates ("Fischer") (The "Fischer Report") as being located on Permit 1079;

d) that the Fischer Report was intended to be deceptive;

e) that the Fischer Report, including its maps, was used by CRI to guide Mullan to the place of the September 2000 trespass and the sampling by Mullan on the UMC Property, (the details of which are referred to in my first affidavit);

f) that pursuant to an undertaking to produce given on examination of Bruce Durham in the 2002 Arbitration proceeding, CRI supplied a version of the Fischer Report which had been edited to suppress maps which indicate that the Todd Keast sampling had not occurred on Permit 1079, as stated in the text, but rather had occurred off Permit 1079 and in fact on Permit 970;

g) that had the suppressed Fischer Report maps been disclosed to UMC and the Arbitrator, or had the maps been otherwise been discovered by UMC and presented into evidence, it is reasonable to suppose that the Arbitration Award could have found that CRI had committed an intentional trespass in 2000 which had been concealed from UMC during its negotiation of the January 12, 2001 Agreement.

BACKGROUND: ADDITIONAL PARTIES AND PROPERTY DESCRIPTION

6. Prior to CRI acquiring by staking the exploration rights to the area known as the Phoenix Property, being Permit 1608 on October 24, 2000, that area comprised the westerly portion of a property known as the Expo-East property, being Permit 1079, which was optioned until it lapsed, to NovaWest. The westerly portion of Expo-East, was contiguous to the UMC Property, being immediately north and east of the UMC Property as can be seen from the maps prepared by or on behalf of the Quebec Ministry of Energy and Resources (the "Ministry") as No. 35H/11 made as of July 10, 1997, and as of January 25, 1999, copies of which are attached hereto and marked as **Exhibits "A" and "B"** respectively.

NOVAWEST

7. The Expo-East property Permit 1079 was apparently owned by 2973090 Canada Inc. a corporation controlled by Mullan and had been optioned to NovaWest. In August 2000 Permit 1079 lapsed. During the term of the option, NovaWest commissioned exploration programs in 1997 and 1998 on the Expo-East property, Permit 1079.

TODD KEAST

8. I am informed by Pat O'Brien ("O'Brien"), President of NovaWest (and do verily believe) that Todd Keast ("Keast") a geologist, gained extensive knowledge of the geology of what became the Phoenix Property and the Wedge portion of the UMC Property by participating in the 1998 exploration program conducted for NovaWest on the Expo-East property by Peter Fischer. I am further informed by him Keast was inserted into the 1998 field crew at the insistence of Mullan. In addition, Keast participated in the drilling and exploration work carried out by CRI on the Wedge portion of Permit 970 in the summer of 2001 and authored the Assessment Report on the South Trend Group of Properties for CRI dated November 12, 2002 which contained

information concerning the 2001 and 2002 CRI exploration programs on the UMC Property, including the Wedge. He also co-authored a Report with respect to the 1999 exploration program carried out by Anglaumaque Explorations Inc. (a company which I believe is controlled by Mullan, on properties near the UMC Property. Accordingly it appears that Keast, who according to O'Brien and Fischer resides in Timmins and is a long time associate of Bruce Durham, has been associated with Mullan continuously since at least 1998.

SAMPLING AND PROSPECTING WORK CARRIED OUT BY FISCHER FOR NOVAWEST RESOURCES IN THE SUMMERS OF 1997 AND 1998

9. In the summer of 1997, Peter Fischer carried out a reconnaissance field program for NovaWest examining a number of properties, including the Expo-East property. A copy of the Report prepared by Fischer regarding the summer 1997 exploration program (the "1997 Fischer Report") is attached hereto as **Exhibit "C"**. This Report was one of the reports produced by CRI to UMC on or about July 4, 2002 pursuant to an undertaking that CRI's counsel gave at Durham's examination for discovery held on June 27, 2002 in the 2002 Arbitration (the undertaking is referred to as "Undertaking - 2").

10. The 1997 Fischer Report (see page 50) reports that Fischer had ascertained that a second type of mineralization, essentially as described in paragraph 18 of my First Affidavit, was present on the Expo-East property. This report was filed with the Ministry of National Resources after which it became available to the public.

11. .In the summer of 1998, Fischer carried out further exploration work on the Expo-East property, for NovaWest. The Report regarding the 1998 exploration program is referred to as the "Fischer Report" is attached hereto as **Exhibit "D"**. It reports that in the summer of 1998, valuable mineralization including PGM was discovered. While the text of the Fischer Report falsely states repeatedly that the discovery was made in the southwestern portion of Permit 1079, the Expo-East property, the maps accompanying the text being figures 6 to 13, disclose that the sampling was actually done off Permit

1079 and to the south of that Permit. The identity of the Permit, if any, adjacent to Permit 1079 where the sampling occurred is not provided in the Fischer Report. However, if one consulted a government prepared claim map, one could determine that the 1998 sampling actually occurred on UMC's Property, Permit 970. It has been discovered by UMC in the past few days that the copy of the Fischer Report produced by CRI to UMC in satisfaction of its undertaking in 2002 omitted the maps, labelled Figure 6 through 13, and the two pages of "Table of Contents", though the produced version of the Fischer Report bore labels to indicate that it was a copy of the Fischer Report as filed with the Ministry, which is complete. By suppressing the said maps and Table of Contents CRI assured that UMC and the Arbitrator would be deceived by the false description given in the text as to where the 1998 discovery had been made. When UMC in late August 2003, secured copies of the Fischer Report, Exhibit "D" directly from the Ministry, it learned that the version of the Fischer Report supplied by CRI pursuant to its 2002 Arbitration proceeding undertaking was incomplete. The version of the Fischer Report delivered by CRI in partial satisfaction of undertaking U-2 on July 4, 2002 is attached hereto and marked as **Exhibit "E"**. (The report found in the records of the Ministry attached as Exhibit "D" is sometimes referred to as the "Official Fischer Report"). The Official Fischer Report contains two table of contents pages which includes reference to a list of figures ("maps"). The version of the Fischer Report produced by CRI to UMC by way of undertaking contains the maps which are Figures 1 through 5 and omits the balance of the maps, Figures 6 through 13. It also did not contain the table of contents pages. Accordingly, **Exhibit "E"** was intentionally modified by CRI for the purpose of deceiving UMC and the Arbitrator.

12. The copy of the Official Fischer Report obtained from the Ministry contains maps not in the version produced by CRI which diametrically contradict the narrative and text of the Fischer Report, specifically as to where Keast did the sampling in 1998 which resulted in the reported discovery. The said maps showed the location of the exploration work in relation to the boundaries of Permit 1079, and clearly show the sampling as having been done OFF Permit 1079.

13. A review of the maps suppressed by CRI and the government claim maps, Exhibits "A" and "B" disclose that the locations from which the samples were obtained, samples identified as being obtained by Todd Keast and labeled TK085 through TK091, were in fact taken from UMC's Property. I come to this conclusion on the basis of the following:

a) Figures 6 through 13 which were included in the Official Fischer Report as **Exhibit "D"** were omitted from the falsified version of the Fischer Report, **Exhibit "E"**, produced by CRI in 2002. Those maps, and in particular, Figure 6, disclose that the sites from which the relevant samples were taken were in fact all located south of the Permit 1079 boundary and in an area which one may determine from a government prepared claim map is on Permit 970, the UMC Property;

b) Attached hereto and marked as **Exhibit "F "** is a Report from Jack Charlton, ("Charlton") (referred to as the "Second Report") a geologist employed by UMC. Charlton has previously prepared a Report ("First Report") which is attached as Exhibit "A" to the affidavit of Lorne Albaum sworn on July 18, 2003 and filed on behalf of UMC in these proceedings. In the Second Report, Charlton compares the UTM co-ordinates given for sampling carried out in 1998 by Keast in connection with samples TK085 through TK091 as set out in the Official Fischer Report, **Exhibit "D"** and finds they cluster in an area proximal to the location of the CRI diamond drill location TK01-1 as indicated by UTM co-ordinates in the Plante Report. In the previous Affidavit material filed on behalf of UMC, it has been stated that, at the Arbitration, Durham testified that the location of the September 2000 Mullan Trespass and sampling was the same as the location CRI 2001 drill hole TK01-1 which was meant to undercut the area where Mullan had sampled in September 2000. In the First Report, Charlton reports DDH TK01-1 as being situate south of the northern boundary of Permit 970 and well within the UMC Property. In the Second Report Charlton compares the UTM co-ordinates in the Plante Report given for the drill hole TK01-1, his own UTM readings taken in the field and the UTMs provided in the Official

Fischer Report **Exhibit "D"** to identify the location of Keast's sampling in 1998 by samples TK085-TK091. Charlton concludes that Keast obtained samples TK085 to TK091 in 1998 on the UMC Property and consequently committed a trespass onto the UMC Property. In addition, the locations where that trespass and sampling occurred in 1998 cluster in the location of the September 2000 Mullan Trespass, which was then subsequently drill hole by CRI diamond drilling TK01-1 in 2001.

c) I have in the past few days spoken by telephone to both O'Brien the president of NovaWest and Peter Fischer, author of **Exhibits "C"** and **"D"**. Fischer has acknowledged to me (and I do verily believe) that a trespass did in fact occur in 1998 onto the UMC Property when the samples TK085 to TK091 were obtained by Keast. He also acknowledged that the text of **Exhibit "D"** is misleading and intentionally so for the purpose of promoting NovaWest and getting assessment credit for the cost of the Keast sampling.

14. Had the particulars of the 1998 Keast trespass and discovery been known to UMC, the 2002 Arbitration would have not proceeded on the basis of the central issue being whether or not Mullan had trespassed onto Permit 970 in September 2000 when he did the sampling reported in the Wares 2001 Report, but rather would have proceeded on the issue of whether or not Mullan had committed an intentional trespass onto Permit 970 in September 2000 for the purpose of confirming for himself the sampling results obtained in 1998 by Keast on the UMC Property. UMC had no knowledge at the time of optioning of UMC Property to CRI of either the Keast 1998 trespass and sampling, nor the Mullan September 2000 trespass, sampling on Permit 970.

CRI AND MULLAN USED THE OFFICIAL FISCHER REPORT TO EXECUTE THE MULLAN TRESPASS 2000

15. I believe that Mullan and CRI had knowledge of the Official Fischer Report **Exhibit "D"** in September 2000 and relied upon it to carry out the 2000 Mullan Trespass and

sampling. I believe this to be true on the following grounds:

a) The Official Fischer Report was publicly available from the Ministry after it was filed in late 1998;

b) Mullan's testimony at the 2002 Arbitration was that in September 2000 he flew by helicopter and landed at a showing which he sampled and then left. This is consistent with Mullan knowing the UTM co-ordinates of where he wished to sample and is not consistent with normal prospecting methods. Mullan also testified that he made no record of the location of his sampling. No such record was necessary because he was relying and would in the future rely on the UTM co-ordinates found in the Fischer Report for the Todd Keast 1998 sampling which sampling Mullan repeated for confirmation as to its correctness.

c) Mullan at his examination for discovery held on June 19, 2002 in the 2002 Arbitration proceeding, explained that he actively monitored publicly available reports of exploration on properties in the Ungava Trough area, which would include Permit 970 and Permit 1079; (Transcript of the Mullan examinations for discovery, p. 54, ques 201: Attached at Tab I to my first affidavit). In this context, it is highly probable that Mullan and CRI would have seen and reviewed the Official Fischer Report. At trial it will be possible to lead evidence as to which parties have obtained copies of the Official Fischer Report from the Ministry.

d) I am advised by O'Brien that Keast, who worked on the 1998 field program on the Expo-East property was inserted into the field crew at the insistence of Mullan. This insistence displays Mullan's interest in the Expo-East property.

e) The CRI press release issued in January 2001, referred to previously located PGM occurrences in the vicinity of Permit 970. This reference was to exploration work done on the Expo-East property, Permit 1079, based upon the Official Fischer Report, **Exhibit "D"** as evidenced by the fact that CRI produced a version of same in connection with this press release. Given that the Mullan Trespass occurred only three or four months prior to the date of that press release, it is most likely that the said Report was in the possession of CRI well before January 2001 and was used by Mullan to locate the site of the Mullan 2000 Trespass and sampling. A copy of the press release is attached as **Exhibit "G"** to my Supplementary Affidavit.

16. This new information about NovaWest's trespass in 1998 onto Permit 970 is highly significant and determinative, as is the discovery that the version of the said Fischer Report produced by CRI to UMC in July 2002 was falsified. It also suggests that if UMC had had sufficient opportunity to prepare for the Arbitration, all this evidence could have been found out and would have been extremely probative against CRI. In addition, this evidence supports that CRI intentionally trespassed to a specific location in September 2000 on the UMC Property and that CRI actively and intentionally misled the Arbitrator in the 2002 Arbitration by producing to UMC a falsified version of the Official Fischer Report **Exhibit "D"**.

CRI'S FAILURE TO DISCLOSE TO UMC AND THE ARBITRATOR THAT IT USED THE OFFICIAL FISCHER REPORT WHEN IT COMMITTED THE MULLAN TRESPASS

17. At the Arbitration in 2002, CRI did not disclose that, at the time of the Mullan Trespass, it was in possession of the Official Fischer Report and used map co-ordinates for key 1998 sampling found therein to locate the site at which the Mullan Trespass and Sampling in September 2000 would occur, which site on Permit 970 was where the 1998 sampling by Todd Keast had occurred.

18. CRI actively concealed this evidence from UMC and the Arbitrator in 2002. The incomplete Fischer Report was produced by CRI to UMC's counsel at the time, Ogilvy, Renault in early July, 2002. Subsequently, the produced version of the Fischer Report was, among the many Exhibits, delivered to Davies Ward, the new counsel for UMC in the Arbitration shortly after July 31, 2002, when they had been retained.

19. Due to the shortness of the time to prepare for the Arbitration and instruct new counsel, there was no opportunity to review the CRI produced version of the Fischer Report to determine that it was an edited version of the Official Fischer Report filed with the Ministry. Reading the text of the produced version of the Fischer Report, one is explicitly informed that the best sampling results obtained in the 1998 field program on the Expo-East property, Permit 1079, were obtained upon discovery of a previously unreported showing "in the southwest corner of the permit" (page 5) which was "significant" and found "in gabbro-peridotite in the southwest corner of the permit" (page 5). This sampling was done by Keast who had been inserted into the NovaWest 1998 field crew at the insistence of Mullan, who according to O'Brien, had certain contractual rights in relation to NovaWest's work on the permit. The relevant Keast sampling referred to is identified as samples TK 085 to TK 091 in Table 1 of the Official Fischer Report. In Table 2, UTM co-ordinates for all such samples are provided. If the Report produced by CRI to UMC had been complete, the manifest contradiction between the text's assertion that the sampling was on Permit 1079 and the indication in the maps that the sampling had been done at locations off the property and to the south of Permit 1079, could have provided motivation for making inquiry. If UMC had made such inquiry, UMC could have learned:

a) that Permit 1079 abutted UMC's Permit 970 in the vicinity of the 1998 Keast sampling referred to;

b) that NovaWest and Keast had committed a trespass and sampled on Permit 970 in 1998;

c) that the text of the Official Fischer Report was not true as to where the said sampling had occurred and that the said Report was meant to deceive.

20. Had CRI produced a complete copy of the Official Fischer Report to UMC, the fact and location of the 1998 trespass onto Permit 970 by NovaWest and Keast, could have been discovered and it could then have become apparent that Mullan relied upon the UTM coordinates of Keast's 1998 sampling to guide him when he flew to the UMC Property in September 2000 and carried out the sampling and trespass to confirm for himself the correctness of the 1998 sampling results reported in the said Official Fischer Report. Had this evidence been available at the time of the Arbitration hearing, it is probable that it would have resulted in a decision in favour UMC.

21. CRI's production of the edited version of the Fischer Report in connection with the 2002 Arbitration was intentionally meant to mislead UMC and the Arbitrator. If the Official Fischer Report had been produced by CRI, one can reasonably conclude that the Arbitration Award finding could have been different because the Official Fischer Report provides the motive for the intentional and purposeful trespass by Mullan in September 2000 to the place on Permit 970 sampled by Keast for NovaWest in 1998.

22. I further believe that had a reasonable adjournment been granted to UMC as requested by Davies Ward, (see my First Affidavit for the details) there would have been sufficient time to obtain the Official Fischer Report from the Ministry and present to the Arbitrator the conclusions set forth above. It is reasonable to conclude that had UMC been able to make such presentations, the Arbitrator would have made an award as sought by UMC or would at least have ordered the boundary surveyed, as requested by Davies Ward in writing.

SWORN BEFORE ME at the City of	)	
Toronto, in the Province of Ontario	)	
on the 18th day of September, 2003.	)	
	)	signed "Glen Erikson"
______________________________	)	**GLEN ERIKSON**
A Commissioner, etc.	)	